     As filed with the Securities and Exchange Commission on April 12, 1999

                                                 Registration No. 333-_________
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                  ------------
                      CHAMPIONSHIP AUTO RACING TEAMS, INC.
             (Exact name of Registrant as specified in its charter)


        Delaware                         8980                                     38-3389456
(State or other jurisdiction of   (Primary Standard Industrial       (I.R.S. Employer Identification No.)
incorporation or organization)     Classification Code Number)

                       755 West Big Beaver Road, Suite 800
                              Troy, Michigan 48084
                                 (248) 362-8800
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                 Andrew H. Craig
                       755 West Big Beaver Road, Suite 800
                              Troy, Michigan 48084
                                 (248) 362-8800
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                -----------------
                                   Copies to:
             Jack A. Bjerke                              T. Mark Kelly
             Amy M. Shepherd                           Jeffery B. Floyd
Kegler, Brown, Hill & Ritter Co., L.P.A.            Vinson & Elkins L.L.P.
          65 East State Street                      1001 Fannin, Suite 2300
               18th Floor                              Houston, TX 77002
           Columbus, OH 43215                           (713) 758-2222
             (614) 462-5400
                                 ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the only securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                         CALCULATION OF REGISTRATION FEE
------------------------- ------------------ --------------------- ---------------------- -------------------------
 Title of Each Class of        Amount          Proposed Maximum      Proposed Maximum            Amount of
       Securities               to be           Offering Price           Aggregate              Registration
    to be Registered         Registered         per Share (1)       Offering Price (1)              Fee
------------------------- ------------------ --------------------- ---------------------- -------------------------
Common Stock,  par value
$0.01 per share              2,146,475 (2)          $28.9375             $62,113,621               $17,268
including the
associated stock
purchase rights.........
==========================================================================================================================

          (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a), based on the average of the high and low sale prices for the Common Stock on the New York Stock Exchange on April 7, 1999 of $28.9375 per share.

          (2) Includes 279,975 shares of common stock par value $0.01 per share which the Underwriter has the option to purchase to cover over-allotments, if any.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

===============================================================================

                             [RED HERRING LANGUAGE]

         The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS (Not Complete)
Dated April 12, 1999


[CART LOGO]

                        1,866,500 SHARES OF COMMON STOCK
                      CHAMPIONSHIP AUTO RACING TEAMS, INC.
                              $ _______ PER SHARE

                             ---------------------

 We own, operate and sanction the CART Championship -- the premier open-wheel motorsports series in North America. We are responsible for organizing, marketing and staging each of the races in the CART Championship.

The selling stockholders identified in this prospectus are offering the shares in a firmly underwritten offering. We will not receive any of the proceeds from the offering by our stockholders. We have granted the underwriter an option to purchase up to 279,975 shares of common stock from us at the Public Price less Underwriting Discounts to cover over-allotments in the offering by our stockholders.

                                 The Offering:

                                                                       PER SHARE        TOTAL
                                                                       ---------        -----
Public Price........................................................     $               $
Underwriting Discounts..............................................     $               $
Proceeds to Selling Stockholders....................................     $               $

           On April 8, 1999, the closing price of our common stock on the New York Stock Exchange was $28.69 per share.

                                Trading Symbol:
                         New York Stock Exchange - MPH

                             ---------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

JEFFERIES & COMPANY, INC.                                    J.C. BRADFORD & CO.


           1999

                            [RACE SCHEDULE GRAPHIC]

                                   [TO COME]

                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the Common Stock. You should read the entire prospectus carefully.

                                   OUR COMPANY

         We own, operate and sanction the premier open-wheel motorsports series in North America, the CART Championship, and are responsible for organizing, marketing and staging each of the races in the CART Championship. With speeds of up to 240 miles per hour, and an average margin of victory during the 1998 race season of less than three seconds, CART open-wheel racing is the fastest form of closed-circuit auto racing available to motorsports audiences, providing intense excitement and competition. We also own and sanction the Indy Lights Championship and the Atlantic Championship, both developmental series for the CART Championship.

         The 1999 CART Championship, which is sponsored by Federal Express and is known as the FedEx Championship Series, will include 20 races staged in five countries:

              - United States
              - Australia
              - Brazil
              - Canada
              - Japan

         Two new races were added in 1998, one in Motegi, Japan and one in Houston, Texas. For the 1999 season, we added an additional series event in Chicago, Illinois and will sanction a non-series event in Oahu, Hawaii.

         The drivers and racing teams participating in CART racing events are among the most recognized names in motorsports, with marquee drivers including:

              - Michael Andretti               - Dario Franchitti
              - Al Unser Jr.                   - Adrian Fernandez
              - Jimmy Vasser                   - Bryan Herta
              - Paul Tracy                     - Greg Moore

         The excitement and competition of CART racing also attracts well known racing legends, business leaders and sports and entertainment personalities as team owners, including:

              - Chip Ganassi                   - Paul Newman
              - Carl Haas                      - Walter Payton
              - David Letterman                - Roger Penske
              - Bruce McCaw                    - Bobby Rahal
              - Joe Montana

         Major sponsors of the CART Championship include:

             -  Federal Express and PPG Industries, as the co-series sponsors
             -  MCI
             -  Budweiser
             -  Craftsman
             -  Honda
             -  Mercedes-Benz
             -  Motorola
             -  Parke-Davis

     CART events are conducted on four different types of tracks:

              - superspeedways
              - ovals
              - temporary road courses
              - permanent road courses

This requires teams and drivers to master different courses and skills to compete for the CART Championship.

     Each race weekend in the CART Championship is an "event" offering spectators the opportunity to enjoy a CART race as well as a full weekend of entertainment. These include additional races, practice and qualifying rounds for all racing events, demonstrations and automotive and general entertainment displays. Race weekends also provide corporate sponsors and other businesses the opportunity to entertain their customers and employees through hospitality areas and other activities.

     Motorsports is among the most popular and fastest growing spectator sports in the United States, and after soccer, is the most watched sport internationally. CART's races were televised in more than 195 countries in 1997 with aggregate television audiences approaching 1 billion. During 1998, 2.5 million people attended CART events. Total attendance at all motorsports events in the United States exceeded 16.8 million people in 1998. We believe the demographic profile of our growing spectator base has considerable appeal to track owners, sponsors, television networks and advertisers.

     During the last four years, our revenues have increased from $29.7 million in 1995 to $62.5 million in 1998. We derive our revenues from five primary sources:

             - sanctioning fees paid by track promoters
             - corporate sponsorship fees
             - television revenues
             - engine leases and rebuilds
             - royalties paid for licenses

                                 GROWTH STRATEGY

     Our growth strategy is to continue to increase revenues and net income by expanding the worldwide audience for CART racing. We intend to capitalize on CART's position as the premier open-wheel racing series in North America and the thrill and excitement of the CART Championship to increase CART's brand awareness. We believe that these factors will provide us with opportunities for increased sanction and corporate sponsorship fees, television revenues and royalties. To implement our strategy, we intend to:

     Increase Market Penetration in the United States. We continue to develop CART's race schedule in key markets in the United States. As part of our plan, for the 1999 season, we added an additional series event in Chicago, Illinois and will sanction a non-series event in Oahu, Hawaii. Because CART races take place on super-speedways, ovals, temporary street courses and permanent road courses, we have great flexibility in selecting future race venues.

     Expand International Audience. We believe that the world market for motorsports is predisposed to CART's style of exciting, competitive, open-wheel racing. The CART Championship spanned five countries on four continents in 1998. We typically receive higher sanction fees from promoters of international race events and we continue to explore additional opportunities to export our high-value, American racing product throughout the world. In addition, we are seeking more international-based sponsors for the CART Championship and its race teams.

     Expand Media Exposure. We intend to expand our overall television presence on a worldwide basis. Our acquisition of the Indy Lights Championship and Atlantic Championship, plus the addition of a new race in Chicago, result in our owning of over 85 hours of high quality motorsports programming. In the United States, we will focus on improving our television ratings on both network and cable and on developing race programming focused on attracting new audiences for the sport. In 1999, we will broadcast a record 13 of CART's 20 races on network television (ABC) in the United States, with the balance of the races being televised on ESPN. We will continue to expand press coverage for all three series, an area where we achieved substantial growth in 1998. In

1999, we will re-launch our successful web site, CART.com, with a new look and presentation that will increase the immersive experience for visitors.

         Increase Licensing Opportunities. We will continue to seek out opportunities to bring the CART brand to a broader market. We can provide "one stop shopping" for potential licensees for our servicemarks and trademarks, as well as participating race teams, drivers and tracks. This integrated approach allows licensees and retailers to work with a single licensing entity rather than negotiating in the fragmented licensing environment found in other sports.

         Acquire and Develop Related Businesses and Properties. We intend to selectively pursue opportunities to acquire and apply the CART brand name to other race-related businesses and properties. As the first step in this strategy, in 1998, we acquired the Indy Lights Championship and the Atlantic Championship. We are also seeking opportunities to acquire and develop race experience products which will provide potential and existing race fans with an affordable and accessible opportunity to experience the sport, including simulation or virtual reality products, indoor kart racing centers and race schools.


                                  THE OFFERING

         The share information below excludes 1,255,375 shares of common stock issuable upon exercise of outstanding options under our 1997 Stock Ownership Plan and Director Stock Option Plan and options granted in connection with our acquisition of ARS and BP. If all over-allotment shares are also sold, we would issue 279,975 shares, so that 15,504,016 shares would be outstanding after this offering.



Common stock offered by the
         selling stockholders.....................    1,866,500 shares
Common stock outstanding after
         the offering ............................    15,224,041 shares
Use of proceeds...................................    The Company will not receive any proceeds from the sale of common stock by the selling stockholders, but if the
                                                      over-allotment option is exercised we will receive net
                                                      proceeds of $7,617,904, which we will use for general
                                                      corporate purposes.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table summarizes the consolidated financial data for our business as of and for the three years ended December 31, 1998. This data is derived from our consolidated financial statements which have been audited by our independent auditors, Deloitte & Touche LLP. The summary consolidated financial data below should be read in conjunction with "Selected Consolidated Financial Data," our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contained elsewhere in this prospectus.



                                                                       YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------------
                                                              1996            1997             1998
                                                          ---------------------------------------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
     Revenues:
         Sanction fees.................................    $    21,078    $    24,248      $    30,444
         Sponsorship revenue...........................          5,501          7,221           16,388
         Television revenue............................          4,373          5,604            5,148
         Engine leases, rebuilds and wheel sales.......            ---            ---            2,214
         U.S. 500 (1)..................................          7,054            ---              ---
         Other revenue.................................          3,118          4,372            8,336
                                                           -----------    -----------      -----------
              Total revenues...........................         41,124         41,445           62,530
     Total expenses (1)(2).............................         41,921         62,721           42,071
     Operating income (loss)...........................           (797)       (21,276)          20,459
     Interest income (net).............................            280            329            3,198
     Income (loss) before income taxes.................           (517)       (20,947)          23,657
     Net income (loss).................................           (338)       (17,524)          15,089
     Net income (loss) per share - diluted.............    $     (0.04)   $     (1.72)      $     1.05
     Weighted average common shares outstanding-diluted          9,400         10,200           14,421
OTHER DATA:
     Number of races in the CART Championship..........             16             17               19




                                                                                               AS OF DECEMBER 31,
                                                                                          ----------------------------
                                                                                             1997              1998
                                                                                          -----------     ------------
BALANCE SHEET DATA:                                                                               (IN THOUSANDS)
     Cash and cash equivalents........................................................    $     1,164     $    15,080
     Short-term investments...........................................................            ---          61,610
     Working capital (deficit)........................................................        (5,325)          72,219
     Total assets.....................................................................         12,348          97,186
     Total long-term debt (including current portion).................................            444             314
     Total stockholders' equity (deficit).............................................        (3,045)          86,219


(1) In 1996, we staged and acted as promoter of the inaugural U.S. 500. Revenues attributable to the U.S. 500 included sponsorship fees, television, admissions, program sales and other revenues associated with promoting the event. Expenses included, among other things, the race purse, track rental, promotional and advertising costs and other expenses necessary to promote the event. Such expenses for the year ended December 31, 1996 (including purse awards) amounted to $8,246,000. We continue to sanction the event, but since 1996 we have not acted as the promoter.

(2) Expenses for the years ended December 31, 1996 and 1997 include certain payments to franchise race teams, including reimbursement of travel expenses, director fees, purse awards and other race related payments. Effective January 1, 1998, we no longer reimburse the existing franchise race teams for travel expenses, directors fees and race-related payments.

                                  RISK FACTORS


         You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of common stock.

SUBSTANTIAL COMPETITION - OUR RACING EVENTS FACE INTENSE COMPETITION FOR ATTENDANCE, TELEVISION VIEWERSHIP AND SPONSORSHIP.

         Our industry is highly competitive. We cannot assure you that we will be able to maintain or improve our market position. Our racing events compete with other events for television viewership, attendance and sponsorship funding. Specifically, our racing events also compete with racing events sanctioned by other racing bodies, including:

              - Formula One
              - National Association of Stock Car Automobile Racing ("NASCAR")
              - Indy Racing League ("IRL")
              - National Hot Rod Association ("NHRA")
              - Sports Car Club of America ("SCCA")
              - Other racing series

         In addition, our racing events compete with other sports, entertainment and recreational events, including, but not limited to:

              - Football
              - Basketball
              - Baseball
              - Golf

RELIANCE ON PARTICIPATION BY TEAMS - OUR FUTURE SUCCESS IS DEPENDENT UPON THE CONTINUED PARTICIPATION OF RACING TEAMS IN CART-SANCTIONED RACE EVENTS.

         The teams participating in our events derive substantially all of their funding for race operations from their sponsors. Generally, the team sponsors measure advertising exposure to determine future sponsorship commitments. A decrease in our attendance or television viewership could adversely affect the level of funding by some team sponsors. If sponsorship revenues are not available to teams, then those teams may not have the necessary funding to participate in our events. If teams that currently participate in our events terminate their participation, then that could adversely affect our financial and business results.

RELIANCE ON INDUSTRY SPONSORSHIPS - A SIGNIFICANT DECLINE IN SPONSORSHIP, PROMOTION AND ADVERTISING DOLLARS AVAILABLE TO US, OUR RACE PROMOTERS AND THE RACING TEAMS PARTICIPATING IN OUR EVENTS IN THE FUTURE COULD ADVERSELY AFFECT OUR FINANCIAL AND BUSINESS RESULTS.

         The motorsports industry generates significant revenue each year from the sponsorship, promotion and advertising of various companies and their products. The revenue generated from such sponsorship, promotion and advertising substantially depends upon the level of advertising expenditures by sponsors or prospective sponsors. The level of advertising expenditures depends in part on the financial condition of such companies and the availability and cost of alternative promotional outlets. It also depends on their perception of the benefits of using us, our events or race teams as an advertising medium. Television viewership and spectator attendance for our events significantly impact the advertising and promotional value to sponsors.

RELIANCE ON PARTICIPATION BY SUPPLIERS - WITHOUT THE PARTICIPATION OF SUPPLIERS IN PROVIDING ENGINES, CHASSIS AND TIRES, WE MAY NOT BE ABLE TO CONTINUE SOME OF OUR RACING SERIES.

         Some of our racing events (Indy Lights and Atlantic) are dependent upon the continued participation of suppliers of engines, tires and chassis to teams competing in our events. The engines and tires for our race cars are designed specifically for our racing. We believe that the costs to some industry suppliers are greater than the revenues generated from the sale or lease of such products.

RELIANCE ON EVENT PROMOTERS - WE DERIVE A SUBSTANTIAL PORTION OF OUR TOTAL REVENUES FROM SANCTION FEES THAT ARE PAID TO US BY EACH PROMOTER.

         If several promoters incur financial losses or restrictions that prohibit future events from taking place or if such promoters elect not to promote our events in the future, we believe this could adversely affect our financial and business results.

LIMITATIONS ON SPONSORSHIP - THE LOSS OF MOTORSPORTS INDUSTRY SPONSORSHIPS FROM TOBACCO AND ALCOHOL COMPANIES COULD HAVE ADVERSE EFFECTS ON US.

         Governmental authorities in many countries regulate advertising by companies in the alcohol and tobacco industries. Companies involved in these industries have been significant sponsors of race teams, racing series and events. Recently, governmental authorities have taken steps to further restrict sponsorship by tobacco companies. We do not derive significant sponsorship revenue from the tobacco and alcohol industries, but many of the race teams participating in our events derive a substantial portion of their operating revenues from such industry sponsors. In addition, many of our race events are sponsored in part by companies in the tobacco or alcohol industries, with such sponsorship fees paid to the track promoters. If these race teams and track promoters lose sponsorship fees from tobacco sponsors without locating another sponsor, then we could lose that team as a participant or that promoter and it could adversely affect our financial and business results.

         On November 23, 1998, Phillip Morris, Brown & Williamson, Lorillard, R.J. Reynolds and the Liggett Group entered into a settlement agreement with 46 states and the District of Columbia (collectively, the "States"). The settlement agreement restricts tobacco product advertising and marketing within the States. Among other restrictions, the settlement agreement:

             - prohibits tobacco product brand name sponsorship of concerts, events in which the intended audience is comprised of a significant percentage of youth under age 18, events in which any paid participants or contestants are youths, or any athletic event between opposing teams in any football, basketball, baseball, soccer or hockey league;

             - bans agreement to name any stadium or arena in the name of a tobacco product brand name;

             - prohibits tobacco product brand name sponsorship of any football, basketball, baseball, soccer or hockey league; and

             - limits each participating manufacturer to one tobacco product brand name sponsorship during any twelve-month period.

         We cannot assure you that a tobacco company will choose a motorsports event as its one annual event to sponsor. If a tobacco company does choose to do so, the settlement agreement permits the use of a tobacco product brand name for a race car series and a single race team within that series. If the tobacco company is not a sponsor of the race series in which the race team is competing, it can use the tobacco product brand name only for a single race team.

EXPANSION - WE HAVE A LIMITED ABILITY TO EXPAND OUR RACE SCHEDULE.

         Our ability to continue to expand the number of races we stage each year will require additional personnel and resolution of logistical issues such as transportation and availability of equipment. Our ability to expand the race schedule will also be limited by the availability of funding and equipment to teams for participation in additional events and by the teams' willingness to participate in an expanded schedule.

INDIANAPOLIS 500 - NON-PARTICIPATION BY CART TEAMS AND DRIVERS IN THE INDIANAPOLIS 500 COULD HAVE AN ADVERSE EFFECT.

         We are unable to predict what effect the continued non-participation by our teams at the Indianapolis 500 will have on our financial and business results. The IRL was formed in 1995 as a rival open-wheel racing league to compete directly with us. The IRL was founded by affiliates of the Indianapolis Motor Speedway. Since the creation of the IRL and certain rule changes at the Indianapolis 500, almost all of the CART teams and drivers have not competed at the Indianapolis 500. They believed that the rule changes were adverse to the teams participating in CART events. The 1996 rule changes included reservation of 25 of the 33 starting positions in the Indianapolis 500 for those competing in other IRL events. Additional rule changes for 1997 included substantial changes to equipment specifications so that the cars competing in CART-sanctioned events could not compete at the Indianapolis 500. The IRL eliminated the reservation of starting positions in 1998.

         The Indianapolis 500 is a major racing event in the United States. It draws substantial television viewership. For these reasons, many companies that sponsored race teams historically regarded an involvement at the Indianapolis 500 as being an extremely important part of their sponsorship. Corporations have spent a considerable sum of money to sponsor racing teams participating at the Indianapolis 500 and for advertising and promotions for such sponsorship. We do not believe that we, or our teams, have lost significant sponsors due to non-participation by CART teams and drivers at the Indianapolis 500.

GROWTH STRATEGY - WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR GROWTH STRATEGY.

         A factor in our growth strategy is to acquire and develop race related businesses and properties. We cannot assure you that we will be able to identify and acquire businesses and properties. Our ability to effectively manage our future growth and to successfully implement this growth strategy will require us to successfully integrate the operations of acquired businesses and properties with our operations. We will also need to enhance our operational, financial and management systems. In addition, we will need to successfully hire, train, retain and motivate additional employees. If we fail to manage our growth effectively, then this could have an adverse affect on our financial and business results.

LIABILITY FOR RACING-RELATED INCIDENTS - WE FACE THE INHERENT RISKS AND EXPOSURE TO CLAIMS IN THE EVENT THAT SOMEONE IS INJURED AT A CART-SANCTIONED EVENT.

         Racing events can be dangerous to participants and spectators. During a race at the Michigan Speedway in July 1998, a driver was involved in a racing incident that propelled a tire and suspension parts into the grandstands. Three spectators were killed and six other spectators reported minor injuries. No claims have been made against CART, and we do not believe that we would be held liable for this incident if claims were made. We cannot assure you, however, that no claims will be made against us or, if claims are made, what the outcome of any such claims will be.

         We have and will continue to have liability insurance to cover past and any future racing incidents. We are also indemnified by track promoters for racing incidents and obtain waivers from those participating in our events. To the extent not covered by insurance, any claims and associated expenses related to prior racing incidents, including the incident at Michigan Speedway, could adversely affect our financial and business results. In addition, any claims and associated expenses related to future potential racing incidents, to the extent not covered by insurance, could adversely affect our financial and business results.

PRIOR LOSSES - PRIOR TO BECOMING A PUBLIC COMPANY, WE EXPERIENCED LOSSES FROM OPERATIONS.

         Our ability to expand our business will be adversely affected if we are not profitable. We have previously experienced losses from our operations. We cannot assure you that we will continue to improve our profitability. Our historical financial data reflect net losses of $338,000 for 1996 and $17.5 million for 1997. We had total revenues of $41.1 million in 1996 and $41.4 million in 1997. We had net income of $15.1 million for 1998, with total revenues of $62.5 million. During 1997 in preparation for our initial public offering, we incurred expenses for payments to franchise members totaling $19.4 million. As of January 1, 1998 the franchise members agreed to discontinue these payments.

CONTROL - OUR DIRECTORS AND OFFICERS CONTROL THE VOTING POWER.

         Upon completion of the offering, our current directors and officers and those affiliated with our race teams will own approximately 49.3% (48.4% if the over-allotment option is exercised in full) of the outstanding shares of common stock. As a group, they control the outcome of substantially all issues submitted to our stockholders, including the election of directors. They will be able to effect a change of control, merger or combination without the approval of minority stockholders. The interests of this group could conflict with the interests of the other stockholders.

CONFLICTS - SOME OF OUR CURRENT STOCKHOLDERS AND DIRECTORS HAVE CONFLICTS OF INTEREST.

         Some of our current stockholders and most of our directors are affiliated with a race team that participates in the CART championship. These factors result in an inherent conflict of interest for certain matters to be considered by the stockholders or directors. In addition, some of our stockholders and directors either control or are affiliated with others who control racing venues that stage CART and other racing events. Therefore, a conflict of interest may arise when we determine the location and dates of CART events and the amount of sanction fees paid. Under Delaware law, the officers and directors owe a fiduciary duty to our stockholders.

KEY PERSONNEL - WE ARE DEPENDENT ON OUR KEY PERSONNEL.

         Our continued success will depend upon the availability and performance of Messrs. Andrew Craig and Randy Dzierzawski, and the other members of our senior management team. While we believe that our senior management team has significant depth, if we lose key personnel or if we are unable to attract and retain key employees in the future, then it could adversely affect our operations and business plans. Although we have entered into employment agreements with key executive officers, we cannot assure you that each of these individuals will continue in his present capacity for a particular period of time.

INTERIM RESULTS - OUR QUARTERLY RESULTS ARE SUBJECT TO FLUCTUATION AND SEASONALITY AS A RESULT OF THE SCHEDULING OF OUR RACES.

         Historically, our revenues are higher in the second and third quarters of the year due to the number of races that we stage in those quarters. The scheduling of any race in the CART Championship can significantly affect our quarterly results of operations when compared to a previous quarter if such race is scheduled during different quarters from year to year. You may be unable to compare our results in one quarter to our results of the previous quarter due to timing differences. This may affect your ability to analyze our results on a quarterly basis and could also affect the market price of our stock. You should see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Seasonality and Quarterly Results" for a discussion of our quarterly results.

SALE OF SHARES - SALES OF SHARES BY EXISTING STOCKHOLDERS COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         Sales of significant amounts of common stock in the public market, or the perception that such sales may occur, could cause the market price of the common stock to drop. After the offering, 15,224,041 shares (15,504,016 shares if the over-allotment option is exercised in full) of common stock will be outstanding. The shares offered hereby will be freely transferable after the offering unless purchased by affiliates of CART, as defined in Rule 144 under the Securities Act of 1933. In addition, a total of 5,442,163 shares are currently freely transferable and a total of 8,355,328 shares are restricted shares, but have been held for more than one year and may be sold pursuant to Rule 144 under the Securities Act.

         CART and certain of our directors and officers, as well as each of the selling stockholders, have agreed with the underwriter not to dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus except with the prior written consent of the representatives. In addition, one additional major stockholder has entered into a similar agreement for a 30-day period. The agreement does not apply to sales of not more than 60,000 and 30,000 shares by two of our officers, at any time after the 30-day period immediately after the date of this prospectus.

LACK OF DIVIDENDS - WE DO NOT INTEND TO PAY DIVIDENDS.

         We do not plan to pay cash dividends. We anticipate that all of our earnings in the near term will be used for the development and expansion of our business. Our future dividend policy will depend on our earnings; capital requirements; financial condition; restrictions imposed under bank facilities; and other factors considered relevant by the Board of Directors.

TAKEOVERS - OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DISCOURAGE AN ATTEMPT BY OTHERS TO ACQUIRE CONTROL OF CART.

         The General Corporation Law of the State of Delaware contains certain provisions which may delay or prevent an attempt by a third party to acquire control of CART. Our certificate of incorporation and bylaws contain provisions that authorize the issuance of preferred stock, and establish advance notice requirements for director nominations and actions to be taken at stockholder meetings. These provisions could also discourage or impede a tender offer, proxy contest or other similar transaction involving control of CART, even if viewed favorably by stockholders. In addition, the severance provisions included in employment agreements with certain members of management could impede an attempted change of control of CART. We also have adopted a stockholder rights plan which may have the effect of impeding a hostile attempt to acquire control of CART.

                           FORWARD-LOOKING STATEMENTS

         This prospectus as well as reports, proxy statements and other information that we have filed with the SEC, which are incorporated by reference in this prospectus, include forward-looking statements that relate to, among other items:

              - the market for our races,
              - the effect of economic conditions on our business,
              - the impact of competition on our business,
              - our objective to grow through strategic acquisitions,
              - the popularity of racing,
              - our internal growth strategy,
              - our ability to manage and integrate acquired businesses,
              - anticipated trends and conditions in our industry,
              - our Year 2000 compliance and
              - trends in our future operating performance.

         We have based these forward-looking statements largely on our expectations as well as assumptions we have made and information currently available to our management. When used in this prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to our company or management, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond our control. Actual results could differ materially from those anticipated, as a result of the factors described in "Risk Factors" and other factors. Furthermore, in light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not occur.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares by the selling stockholders. If the underwriter's over-allotment option is exercised in full, we will receive net proceeds (after deducting the underwriters' discounts and commissions and estimated offering expenses) of approximately $7,617,904 million and the selling stockholders will receive net proceeds of approximately $50,829,301 million.

         We currently intend to use the net proceeds of this offering received by us for general corporate purposes. Pending these uses, we expect to invest these funds in short-term, interest-bearing, investment grade securities.


                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         Our common stock is traded on the New York Stock Exchange under the symbol "MPH." The table below sets forth the high and low closing sales prices for our common stock reported on the NYSE.


1998:                                               HIGH       LOW
                                                    ----       ---
     First quarter  (from initial public          $19.94     $18.25
       offering on March 10 )
     Second quarter                                21.31      16.56
     Third quarter                                 24.44      19.19
     Fourth quarter                                29.63      21.00

1999:
     First quarter                                $29.38     $25.56
     Second quarter (through April 7)              30.19      28.63

         As of April 8, 1999, there were 15,224,041 shares of common stock outstanding, held of record by approximately 310 stockholders.

         We intend to retain future earnings for the operation and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future. Any decision by the Board of Directors concerning the payment of dividends on the common stock in the future will be dependent upon our results of operations, financial condition, cash requirements, capital expenditure requirements and other factors deemed relevant by the Board of Directors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial data as of and for the three years ended December 31, 1998 are derived from our consolidated financial statements which have been audited by our independent auditors, Deloitte & Touche LLP. The financial statements for the two years ended December 31, 1995 are derived from our audited financial statements. The selected consolidated financial data below should be read in combination with our consolidated financial statements and related notes contained elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                          YEAR ENDED DECEMBER 31,
                                                          -----------------------
                                          1994        1995         1996          1997           1998
                                       ---------    --------     --------      --------       -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS:
Revenues:
    Sanction fees                       $ 16,299      $18,708      $21,078       $24,248       $30,444
    Sponsorship revenue                    4,104        4,780        5,501         7,221        16,388
    Television revenue                     2,343        3,177        4,373         5,604         5,148
    Engine leases, rebuilds and
      wheel sales                             --           --           --            --         2,214
    U.S. 500(1)                               --           --        7,054            --            --
    Other revenue                          2,229        3,077        3,118         4,372         8,336
                                       ---------     --------     --------      --------       -------
       Total revenues                     24,975       29,742       41,124        41,445        62,530
Expenses:
    Race and franchise
      fund payments(2)                    18,305       18,446       17,198        28,939        15,183
    U.S. 500(1)                               --           --        8,246            --            --
    Race expenses(2)                       2,621        4,612        6,055         6,970         4,818
    Costs of engine rebuilds and
      wheel sales                             --           --           --            --           633
    Administrative and indirect
      expenses(2)                          3,977        5,832        8,570        14,295        20,658
    Compensation expense                      --           --        1,167        12,200            --
    Depreciation and amortization            202          306          685           549           779
    Minority interest                         --           --           --          (232)           --
                                       ---------     --------     --------      --------       -------
        Total expenses                    25,105       29,196       41,921        62,721        42,071
                                       ---------     --------     --------      --------       -------
Operating income (loss)                     (130)         546         (797)      (21,276)       20,459
Interest income (net)                        212          235          280           329         3,198
                                       ---------     --------     --------      --------       -------
Income (loss) before income taxes             82          781         (517)      (20,947)       23,657
Income tax benefit (expense)                 344          204          179         3,423        (8,568)
                                       ---------     --------     --------      --------       -------
        Net income (loss)              $     426     $    985     $   (338)     $(17,524)      $15,089
                                       =========     ========     ========      ========       =======
Net income (loss) per share:
        Basic                          $     .04     $    .10     $   (.04)     $  (1.72)      $  1.06
                                       =========     ========     ========      ========       =======
        Diluted                        $     .04     $    .10     $   (.04)     $  (1.72)      $  1.05
                                       =========     ========     ========      ========       =======
Weighted average common shares
  outstanding:
        Basic                             10,200       10,200        9,400        10,200        14,190
                                       =========     ========     ========      ========       =======
        Diluted                           10,200       10,200        9,400        10,200        14,421
                                       =========     ========     ========      ========       =======

BALANCE SHEET DATA (END OF PERIOD):
Cash and cash equivalents               $  1,393      $ 2,046       $  630       $ 1,164       $15,080
Short-term investments                        --           --           --            --        61,610
Working capital (deficit)                   (209)      (1,182)        (524)       (5,325)       72,219
Total assets                               2,974        5,613        6,600        12,348        97,186
Long-term debt (including current
  portion)                                    --           --          574           444           314
Total stockholders' equity (deficit)      (1,875)      (1,250)        (151)       (3,045)       86,219

(1) In 1996, we staged and acted as promoter of the inaugural U.S. 500. Revenues attributable to the U.S. 500 included sponsorship fees, television, admissions, program sales and other revenues associated with promoting the event. Expenses included, among others, the race purse, track rental, promotional and advertising costs and other expenses necessary to promote the event. We continue to sanction the event, but since 1996, we have not acted as the promoter.

(2) Expenses for the years ended December 31, 1994, 1995, 1996 and 1997 include certain payments to franchise race teams, including reimbursement of travel expenses, directors fees, purse awards and other race related payments. Effective January 1, 1998, we no longer reimburse the existing franchise race teams for travel expenses, directors fees and race-related payments.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         As you read the following, you should also refer to the consolidated financial statements and related notes included elsewhere in this prospectus.

GENERAL

         In December 1997, as part of our reorganization, each stockholder of CART, Inc. exchanged their shares for stock of Championship Auto Racing Teams, Inc. Prior to our reorganization, the franchise race teams received reimbursement of travel expenses, directors fees and franchise payments in an aggregate amount equal to $8.5 million and $19.4 million for the years ended December 31, 1996 and 1997, respectively. The franchise teams signed an agreement on December 19, 1997 to discontinue these payments after January 1, 1998. The agreement will expire in December 2000. This agreement is a related party transaction because each franchise team owns shares of our stock. We do not intend to resume making such payments to franchise race teams unless we receive additional revenue that was not contracted for at the end of 1997.

         Below are selected income and expense items for the years ended December 31, 1996, 1997 and 1998. The percentage calculations are based on total revenues.



                                                                       YEAR ENDED DECEMBER 31,
                                                                       -----------------------
                                                    1996                        1997                         1998
                                                    ----                        ----                         ----
                                                                       (DOLLARS IN THOUSANDS)
Revenues:
  Sanction fees                            $ 21,078       51.3%        $ 24,248      58.5%         $ 30,444      48.7%
  U.S. 500(1)                                 7,054       17.1               --        --                --        --
  Sponsorship revenue                         5,501       13.4            7,221      17.4            16,388      26.2
  Television revenue                          4,373       10.6            5,604      13.5             5,148       8.2
  Engine leases, rebuilds and wheel sales        --         --               --        --             2,214       3.6
  Other revenue                               3,118        7.6            4,372      10.6             8,336      13.3
                                           --------      -----         --------     -----          --------     -----
         Total revenues                    $ 41,124      100.0%        $ 41,445     100.0%         $ 62,530     100.0%
                                           ========      =====         ========     =====          ========     ======
Expenses:
  Race and franchise fund
    payments(2)                            $ 17,198       41.8%        $ 28,939      69.8%         $ 15,183      24.3%
  U.S. 500(1)                                 8,246       20.1               --        --                --        --
  Race expenses(2)                            6,055       14.7            6,970      16.8             4,818       7.7
  Cost of engine rebuilds and wheel sales        --       --                 --        --               633       1.0
  Compensation expense                        1,167        2.8           12,200      29.4                --        --
  Administrative and other
    indirect expenses(2)                      8,570       20.8           14,295      34.5            20,658      33.0
  Depreciation and amortization                 685        1.7              549       1.3               779       1.3
  Minority interest in loss of
    subsidiaries                                 --         --             (232)     (0.5)               --        --
                                           --------      -----         --------     -----          --------     -----

         Total expenses                      41,921      101.9           62,721     151.3            42,071      67.3
                                           --------      -----         --------     -----          --------      ----
Operating income (loss)                        (797)      (1.9)         (21,276)    (51.3)           20,459      32.7
   Interest income (net)                        280        0.7              329       0.8             3,198       5.1
                                           --------      -----         --------     -----          --------     -----
Income (loss) before income taxes              (517)      (1.2)         (20,947)    (50.5)           23,657      37.8
   Income tax benefit (expense)                 179        0.4            3,423       8.3            (8,568)    (13.7)
                                           --------      -----         --------     -----          --------     -----
Net income (loss)                          $   (338)      (0.8)%       $(17,524)    (42.2)%        $ 15,089      24.1%
                                           ========      =====         ========     =====          ========      ====

(1) Our promotion of the U.S. 500 was a one-time event, and although we continue to sanction the event, we no longer act as the promoter.

(2) Race expenses for 1996 and 1997 include our payments to franchise teams as explained above.

REVENUES

     Following is an explanation of our individual revenue items:

     SANCTION FEES. We receive sanction fees from the promoters of each of the races on the CART Championship schedule, as well as from selected races on the Indy Lights and Atlantic schedule. The fees are based on contracts between the promoters and CART. The contracts have terms which expire between 1999 and 2005. Currently contracted sanction fees range from $977,500 to $4.5 million per event.

     U.S. 500. In 1996, due to the reservation of starting positions at the Indianapolis 500 for IRL competitors, we promoted and sanctioned the inaugural U.S. 500 at Michigan International Speedway on May 26. Because we promoted the event, we did not receive sanction fee revenue from the event but did receive revenue from admissions, hospitality, television, sponsorship and licensing. Our promotion of the U.S. 500 was a one-time event, and although we continue to sanction the event, we do not anticipate acting as the promoter of the U.S. 500 in the future.

     SPONSORSHIP REVENUE. We receive corporate sponsorship revenue based on negotiated contracts. We currently have corporate sponsorship contracts with 15 major manufacturing and consumer products companies. The remaining terms of these contracts range from one to three years. An official corporate sponsor receives status and recognition rights, event rights and product category exclusivity.

     TELEVISION REVENUE. Our television revenue is derived from negotiated contracts with:

              - ESPN
              - ESPN International
              - Fittipaldi USA (Brazil)
              - Gold Coast Motor Events Co. (Australia)
              - Molstar (Canada)

A guaranteed rights fee is paid to us by each broadcast partner. Based on our contract with ESPN/ESPN International, we receive 50% of the net profits received by ESPN for distribution of the race programs, with an escalating minimum guarantee provision. A provision of the ESPN contract requires that at least 50% of the CART Championship events be broadcast on a major broadcasting network in the United States. In 1996, 1997 and 1998, all CART Championship races were broadcast on either ABC or ESPN. In addition, CART Championship races are re-aired on ESPN and ESPN2. ESPN2 also broadcasts CART Championship qualifying sessions and pre-race shows.

     ENGINE LEASES, REBUILDS AND WHEEL SALES. In March 1998, we purchased all of the stock of the ARS, which operates the Indy Lights Series. ARS owns the engines that are used in the series and leases the engines to the competitors for the season. The teams pay us a fee to rebuild the engines. We also sell the wheels used on the race cars. Based on the rules of the series, all teams are required to use our engines and wheels.

     OTHER REVENUE. Other revenue includes membership and entry fees, contingency awards money, royalties, commissions and other miscellaneous revenue items. Membership and entry fees are payable on an annual basis by CART, Indy Lights and Atlantic Championship competitors. In addition, we charge fees to competitors for credentials for all team participants and driver license fees for all drivers competing in the series. We pay contingency awards money to competitors upon satisfaction of specific criteria. We receive royalty revenue for the use of the CART servicemarks and trademarks on licensed merchandise that is sold both at tracks and at off-track sites. We receive commission income from the sale of chassis and parts to our support series teams.

EXPENSES

     Following is an explanation of the expense line items. For an explanation of certain expenses discontinued in connection with our reorganization in 1997, you should read "Business--Franchise System and Race Teams."

     RACE AND FRANCHISE FUND PAYMENTS. We pay the racing teams for their on-track performance. Race and franchise fund payments include the following for each event:

            - fixed franchise fund payment to each franchise competitor
            - event purse which is paid based on finishing position
            - contingency award payments

We also pay awards to the teams based on their cumulative performance for the season, out of the year-end point fund. After our reorganization, franchise fund payments were discontinued. We do not intend to resume making such payments to franchise race teams unless we receive additional revenue that was not contracted for at the end of 1997.

     U.S. 500. In addition to the race purse, expenses for the U.S. 500 in 1996 included:

            - sales costs for the sale of sponsorships
            - track rental expenses
            - compensation expenses for contract staff
            - promotional and advertising costs
            - administrative expenses incurred solely with respect to the U.S.
              500 event

     RACE EXPENSES. We are responsible for officiating and administering all of our events. Costs primarily include officiating fees, travel, per diem and lodging expenses for the following officiating groups:

            - safety
            - technical inspection
            - race officiating and rules compliance
            - medical services
            - timing and scoring audit
            - registration
            - race administration

Prior to our reorganization, each franchise race team was paid a travel fee to attend and participate in each event. These payments were discontinued after January 1, 1998. Overseas event organizers are responsible for costs related to cargo, air passenger travel and lodging for our staff and race participants.

     COST OF ENGINE REBUILDS AND WHEEL SALES. These costs are associated with rebuilding the engines and the cost of the wheels used in the Indy Lights series.

     ADMINISTRATIVE AND INDIRECT EXPENSES. All operating costs not directly incurred for a specific event, primarily wages, directors fees and other administrative expenses, are recorded as administrative and indirect expenses.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     REVENUES. Total revenues for 1998 were $62.5 million, an increase of $21.1 million from 1997. This was due to increased sanction fees, sponsorship, engine leases, rebuilds and wheel sales and other revenue as described below, partially offset by a reduction in television revenue as described below.

     Sanction fees for 1998 were $30.4 million, an increase of $6.2 million, or 26%, from 1997. Of this increase, $5.0 million was attributable to the addition of new events in Motegi, Japan and Houston, Texas. The balance of the increase resulted from annual sanction fee escalation for certain other events of $1.2 million.

     Sponsorship revenue for 1998 was $16.4 million, an increase of $9.2 million, or 127%, from 1997. This increase was primarily attributable to a new sponsorship agreement entered into with Federal Express, an agreement with ISL Worldwide that guaranteed certain sponsorship income in 1998 and the additional sponsorship revenues attributable to the acquisition of ARS in March 1998 and Pro-Motion in April 1998.

     Television revenue for 1998 was $5.1 million, a decrease of $456,000, or 8%, from 1997. This decrease was due primarily to slightly lower revenues on the profit sharing portion on our contract with ESPN due to having two fewer network events in 1998.

     Engine leases, rebuilds and wheel sales for 1998 were $2.2 million. There was no corresponding revenue in the prior year as this revenue was earned by ARS, which was acquired in March 1998.

     Other revenue for 1998 was $8.3 million, an increase of $4.0 million, or 91%, from 1997. Of this increase, $2.0 million was attributable to an increase in membership and credential income, royalties and awards money. The balance of the increase was attributable to the acquisition of ARS in March 1998 and Pro-Motion in April 1998.

     EXPENSES. Total expenses for 1998 were $42.1 million, a decrease of $20.7 million, or 33%, from 1997. This decrease was due to lower race and franchise fund payments, race expenses and compensation expense as described below, partially offset by an increase in administrative and indirect expenses, and cost of engine rebuilds and wheel sales as described below.

     Race and franchise fund payments for 1998 were $15.2 million, a decrease of $13.8 million, or 48%, from 1997. This decrease was partially due to our reorganization that was effective January 1, 1998. In 1997, certain payments were made to franchise members that were discontinued for the 1998 season. The decrease was partially offset by two additional races being held in 1998 and by race distributions related to ARS and Pro-Motion that were not included in 1997 as these companies were acquired in 1998.

     Race expenses for 1998 were $4.8 million, a decrease of $2.2 million, or 31%, from 1997. This decrease was partially due to our reorganization that was effective January 1, 1998. In 1997, certain payments were made to franchise members that were discontinued for the 1998 season. The decrease was partially offset by two additional races being held in 1998 and by race expenses related to ARS and Pro-Motion that were not included in 1997 as these companies were acquired in 1998.

     Cost of engine rebuilds and wheel sales were $633,000. There was no corresponding expense in the prior year as this expense was related to ARS, which was acquired in March 1998.

     Administrative and indirect expenses for 1998 were $20.7 million, an increase of $6.4 million, or 45%, from 1997. This increase was primarily attributable to additional marketing and advertising expenses, sales costs related to sponsor sales for Federal Express and MCI, development of a creative services department in 1998 and increased administrative expenses related to our expanded licensed products venture. In addition, ARS and Pro-Motion administrative expenses contributed to the increase, as there were no corresponding expenses in the prior period since these companies were acquired in 1998.

     Compensation expense was not incurred in 1998 compared to $12.2 million incurred in 1997. This non-cash compensation expense related to the issuance of stock to race teams at below fair market value.

     OPERATING INCOME. Operating income for 1998 was $20.5 million, an increase of $41.7 million from 1997.

     INTEREST INCOME (NET). Interest income (net) for 1998 was $3.2 million compared to interest income (net) of $329,000 for 1997. The increase of $2.9 million was primarily attributable to interest earned on the invested proceeds from the initial public offering that occurred in March 1998.

     INCOME BEFORE INCOME TAXES. Income before income taxes for 1998 was $23.7 million, compared to a loss before income taxes of $21.0 million for 1997.

     INCOME TAX EXPENSE/BENEFIT. Income tax expense for 1998 was $8.6 million, compared to an income tax benefit of $3.4 million for 1997.

     NET INCOME/LOSS. Net income for 1998 was $15.1 million compared to a net loss of $17.5 million in 1997.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     REVENUES. Total revenues for 1997 were $41.4 million, an increase of $321,000 from 1996. This was due to increased sanction fees and sponsorship, television and other revenue as described below, partially offset by a reduction in revenue of $7.1 million because we did not promote the U.S. 500 in 1997.

     Sanction fees for 1997 were $24.2 million, an increase of $3.2 million, or 15%, from 1996. Of this increase, $1.9 million was attributable to the addition of new events in Madison, Illinois near St. Louis and Fontana, California near Los Angeles. The balance of the increase resulted from annual sanction fee escalation for certain other events of $1.3 million.

     Sponsorship revenue for 1997 was $7.2 million, an increase of $1.7 million, or 31%, from 1996. This increase was primarily attributable to a new sponsorship agreement entered into with MCI.

     Television revenue for 1997 was $5.6 million, an increase of $1.2 million, or 28%, from 1996. This increase was due to the increase of approximately $500,000 in the ESPN rights fee, and an increase of $400,000 in rights fees from Fittipaldi USA, our Brazilian television partner. There was also an increase in the sale of commercial time for Inside CART and video footage sales of $379,000, partially offset by a reduction in Canadian rights fees of $44,000.

     Other revenue for 1997 was $4.4 million, an increase of $1.3 million, or 40%, from 1996. This increase was primarily attributable to $934,000 of additional revenue from a CART-sanctioned support series. The balance was attributable to royalty income from licensed merchandise sales.

     EXPENSES. Total expenses for 1997 were $62.7 million, an increase of $20.7 million, or 50%, from 1996. This increase was due to higher race and franchise fund payments, race expenses, compensation expense and administrative and indirect expenses as described below, partially offset by a reduction in expenses of $8.2 million because we did not act as the promoter of the U.S. 500 in 1997.

     Race and franchise fund payments for 1997 were $28.9 million, an increase of $11.7 million, or 68%, from 1996. This increase was attributable to a one-time increase of $9.5 million in the year-end point fund in 1997, increases in purse distributions for the additional events in Madison, Illinois and Fontana, California of $1.8 million and additional payments related to team travel expenses of $266,000.

     Race expenses for 1997 were $7.0 million, an increase of $915,000, or 15%, from 1996. This increase was the result of the addition of the events in Madison, Illinois and Fontana, California.

     Administrative and indirect expenses for 1997 were $14.3 million, an increase of $5.7 million, or 67%, from 1996. Of this increase, $3.5 million was attributable to increases in advertising, marketing and market research incurred in connection with implementation of our growth strategy. An additional $1.3 million reflected costs associated with the implementation of the sponsorship agreement entered into with MCI, and $1.0 million related to the establishment of CART Licensed Products, L.P., a new partnership formed to enhance CART's licensed product sales.

     Compensation expense for 1997 was $12.2 million, an increase of $11.0 million, or 945%, from 1996. This non-cash compensation expense related to the issuance of stock to race teams at below fair market value.

     OPERATING LOSS. Operating loss for 1997 was $21.3 million, an increase of $20.5 million from 1996.

     INTEREST INCOME (NET). Interest income (net) for 1997 was $329,000 compared to interest income (net) of $280,000 for 1996.

     LOSS BEFORE INCOME TAXES. Loss before income taxes for 1997 was $20.9 million, compared to loss before income taxes of $517,000 for 1996 for the reasons cited above.

     INCOME TAX BENEFIT. Income tax benefit for 1997 was $3.4 million, compared to an income tax benefit of $179,000 for 1996 for the reasons cited above.

     NET LOSS. Net loss for 1997 was $17.5 million compared to a net loss of $338,000 in 1996 for the reasons cited above.

SEASONALITY AND QUARTERLY RESULTS

         A substantial portion of our total revenues during the race season is expected to remain seasonal, based on our race schedule. Our quarterly results vary based on the number of races held during the quarter. In addition, the mix between the type of race (street course, superspeedway, etc.) and the sanction fees attributed to those races will affect quarterly results. We have provided unaudited quarterly financial data for each of the four quarters of 1997 and 1998 in the following table. The information for each of these quarters is prepared on the same basis as our consolidated financial statements and related notes included elsewhere in this prospectus and include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to fairly present the data for such periods. You should read this table with "Selected Consolidated Financial Data", and the consolidated financial statements and the related notes included elsewhere in this prospectus.



                                                       QUARTER ENDED
                                                       -------------
                                 MARCH 31      JUNE 30         SEPT. 30          DEC. 31
                                 --------      -------         --------          -------
                                                   (DOLLARS IN THOUSANDS)
Total revenues
1997                                 $5,363       $18,704           $15,507            $1,871
1998                                 10,031        20,034            20,010            12,455

Income (loss) before taxes
1997                                 $1,272       $(1,695)         $(17,659)          $(2,865)
1998                                  4,481         7,800             6,277             5,099

Number of races
1997                                      1             8                 8                 0
1998                                      2             7                 7                 3
1999                                      1             8                 9                 2



         The revenues we receive for any race in the CART Championship can significantly affect our quarterly results. Consequently, changes in race schedules from year to year, with races held in different quarters, will result in fluctuations in our quarterly results and affect comparability.

LIQUIDITY AND CAPITAL RESOURCES

         We have relied on the proceeds from our initial public offering and cash flow from operations, supplemented by bank borrowings, to finance working capital, investments and capital expenditures during the past year.

         Our bank borrowing with a commercial bank consists of a fixed rate installment note incurred in connection with the acquisition of a mobile medical unit that we transport to each North American race. The note bears interest at the rate of 8.25% per annum and matures on May 1, 2001. The note is secured by our mobile medical unit. Interest is payable monthly. As of December 31, 1998, the current portion of this note was $130,000, and the long-term portion was $184,000.

         We also have a $1.5 million revolving line of credit with a commercial bank. As of December 31, 1998, there was no outstanding balance under the line of credit. The line of credit contains no significant covenants or restrictions. Advances on the line of credit are payable on demand and bear interest at the bank's prime rate. The line is secured by our deposits with the bank.

         In March 1998, we completed our initial public offering of 5,038,000 shares of common stock. The initial offering price was $16.00 per share with proceeds to us of approximately $75.0 million, net of underwriting discount.

         In December 1997, we sold 1,399,998 shares of our stock for aggregate proceeds of $1.8 million of which 1,200,000 shares were sold to three race teams for $1.13 per share and 199,998 shares were sold to three race teams for $2.25 per share. In January and February 1997, we sold 1,200,000 shares of our stock for aggregate proceeds of $840,000 ($0.70 per share). In March 1998 we rescinded the sale of 66,666 shares of stock we issued in December 1997 for an aggregate price of $151,000. In January 1997, we redeemed 400,000 shares of stock for $210,000 ($0.53 per share).

         Our cash balance on December 31, 1998 was $15.1 million, a net increase of $13.9 million from December 31, 1997. This increase was primarily the result of net cash provided by operations of $15.1 million and net financing activities of $73.7 million, which was offset by net cash used in investing activities of $74.9 million. Our cash balance on December 31, 1997 was $1.2 million compared to $630,000 at December 31, 1996, a net increase of $534,000. The increase was primarily the result of net cash provided by operations of $1.5 million and net financing activities of $125,000, offset by net cash used in investing activities of $1.1 million.

         We anticipate capital expenditures of approximately $1.5 million during 1999. We are currently negotiating with Robert Hollander, who resigned as president of CART Licensed Products, L.P., to purchase his 45% interest in CART Licensed Products, L.P. We believe that existing cash, short-term investments, cash flow from operations and available bank borrowings will be sufficient for capital expenditures and other cash needs.

         The economic crisis in Brazil provides some uncertainty in terms of collectability of future sanction fees and payments of the note receivable from our Brazilian promoter. The note receivable is to be repaid in five equal installments over the life of the sanction agreement with a stated 5% per annum interest rate. Letters of credit to be issued annually by the City of Rio De Janeiro substantially cover the sanction fees and the note receivable. In addition, in February 1999, ISL Worldwide signed an agreement with the Brazilian promoter where the two entities will be equal partners in promoting the Brazilian event for the next four years beginning in 1999. We received the initial sanction fee payment for 1999 and the letter of credit for the 1999 event has been issued.

YEAR 2000 COMPLIANCE

         GENERAL. The Year 2000 ("Y2K") compliance issue is primarily the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Such computer systems will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to a disruption in the operation of such systems.

         PROJECT. Our Y2K project covers both traditional computer systems and infrastructure and computer-based hardware, such as fax machines, postage machines and phone systems. Our Y2K project has six phases:

        - Awareness (Phase I)
        - Assessment (Phase II)
        - Detailed Analysis and Planning for Upgrades and Testing (Phase III)
        - System Upgrades and Testing (Phase IV)
        - Implementation (Phase V)
        - Post Implementation (Phase VI)

Phases I, II and III have been completed. Phases IV and V are currently in process and are approximately 50% complete. The Post Implementation Phase includes our contingency plan where we will have developed fall back procedures, and be ready to implement manual procedures for conducting company business, record keeping, follow-up data entry and system recovery in the event of system failure. The entire Y2K project is scheduled to be complete by June 30, 1999.


         RISKS. Based on our assessment of our major information technology systems, we expect that all necessary modifications and/or replacements will be completed in a timely manner to ensure that all systems are Y2K compliant. However, if we fail to be in compliance, we do not currently anticipate any material disruption in our operations. We believe that the worse case scenario would be for our financial operations to maintain its current level of performance and customer service. Additional administrative expense could be incurred if automated functions would need to be performed manually. We do not believe race operations would be subject to material adverse effects from the Y2K problem. Our 2000 race season does not start until approximately two months after the 1999 year-end, and we anticipate that any unforeseen Y2K problems that are encountered would be resolved during this period. In addition, manual back-up systems for timing and scoring and other important race operation functions are already in place as part of our normal contingency planning.

         INTERFACES WITH THIRD PARTIES. Our Y2K project also considers the readiness of significant vendors and suppliers. We do not have any suppliers or vendors that are material to our operations as a whole. We are in the process of contacting our vendors and suppliers concerning their Y2K compliance.

         COSTS. Our total costs relating to Y2K compliance are expected to be approximately $35,000 to $50,000 and will be funded through our normal operating budget. Such cost estimates are based upon presently available information and may change as we continue with our Y2K project. Currently, we have incurred approximately $20,000 in expenses related to the Y2K project.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued by the Financial Accounting Standards Board. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We have not determined the impact on our consolidated financial statements disclosure. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         INTEREST RATE RISK. Our investment policy was designed to maximize safety and liquidity while maximizing yield within those constraints. At December 31, 1998, our investments consisted of commercial paper, corporate bonds, U.S. Agency issues and repurchase agreements. The weighted average maturity of our portfolio is 192 days. Because of the relatively short-term nature of our investments, our interest rate risk is immaterial.

                          AUTO RACING INDUSTRY OVERVIEW

     TYPES OF AUTO RACING. Auto racing consists of several distinct categories, each with its own organizing body and racing events. Internationally, the most recognized form of auto racing is open-wheel racing, utilizing an aerodynamically designed chassis and technologically advanced equipment. The most established open-wheel racing series are:

             - Formula One
             - CART Championship
             - IRL
             - Formula 3000
             - Indy Lights Championship
             - Atlantic Championship

   - FORMULA ONE. The Formula One World Championship was founded in 1950. The Federation Internationale de L'Automobile ("FIA") sanctions Formula One World Championship events consisting of open-wheel races on road courses in Europe, South America, Asia, Canada and Australia. The 1999 season will include 16 races. The 1998 Formula One calendar included 15 events in 13 different countries.

   - CART. The CART Championship started in 1978 and is the premier open-wheel motorsports series in North America. The CART Championship is sanctioned by CART and will include 20 races this year. The 1998 season included 19 races. CART events are staged on four different types of tracks:

              - superspeedways
              - ovals
              - temporary street courses
              - permanent road courses

Superspeedways are banked ovals of two miles or more in distance. Oval tracks are closed circuits, less than two miles in distance, which are often banked at varying angles. Temporary street courses are typically built on closed-off downtown streets of major cities, but can also be built on airport runways or similar facilities that have a primary purpose other than as a motorsports venue. Permanent road courses are raceways built solely for motorsports racing and are designed with varying turns, straight-aways and elevation changes to simulate driving on a road. Racing on different types of tracks requires teams and drivers to employ a variety of skills to master different courses to compete for the CART Championship.

   - IRL. The IRL was formed as a rival United States open-wheel racing series, competing with CART and began racing in 1996. The IRL sanctions its own events. The IRL's events are staged solely on oval courses and will include 11 races this year. The IRL's 1998 season consisted of 11 races, including the Indianapolis 500.

   - FORMULA 3000. The FIA sanctions the International Formula 3000 Championship. The championship season covers Europe between April and September in a twelve race series. Success in Formula 3000 has been the stepping stone for many drivers into Formula One.

   - INDY LIGHTS CHAMPIONSHIP. We sanction the Indy Lights Championship and have designated it as the "Official Development Series of the CART Championship." Similar to CART, the Indy Lights Championship is staged on four different types of tracks. The Indy Lights Championship consisted of 14 races during the 1998 season in the United States and Canada, with 13 events run in conjunction with CART events and one stand alone race.

   - ATLANTIC CHAMPIONSHIP. We also sanction the Atlantic Championship. The Atlantic Championship is also a stepping stone to a career in international motorsports competition. The 1998 Atlantic Championship consisted of 12 races in the United States and Canada, with 10 events held in conjunction with CART events, one race with an Indy Lights race and another race as a support series to a Formula One race in Montreal, Canada.

         The largest auto racing category in the United States, in terms of attendance, media exposure and sponsorships, is stock car racing. Stock car racing utilizes equipment similar in appearance to standard passenger automobiles and races are typically staged on oval courses. The most prominent organizing body in stock car racing is NASCAR. Drag racing typically involves short sprint races on a straight-line drag strip. The NHRA is the most prominent organizing body in drag racing. Other, less prominent, racing segments include various types of sports car racing and club racing.

   - NASCAR. Professional stock car racing developed in the Southeastern United States in the 1930s, and NASCAR has been influential in the growth and development of the sport. NASCAR is the most recognized sanctioning body of professional stock car racing in North America, supervising the Winston Cup and Busch Grand National stock car race series. The 1998 Winston Cup and Busch Grand National race series included 33 and 31 races, respectively; all of which were held in the United States, with two exhibition events in Japan.

   - OTHER SANCTIONING BODIES. Sports car races are held on road courses and temporary street circuits throughout the United States and are sanctioned by SCCA and Professional Sports Car Racing ("PSCR"). The NHRA sanctions drag races in the United States. The Automobile Racing Club of America ("ARCA") sanctions stock car races that are less prominent than those sanctioned by NASCAR.

     Motorsports events are generally heavily promoted, with a number of supporting events surrounding the main race event. Examples of supporting events include:

              - qualifying trials
              - secondary racing events
              - driver autograph sessions
              - automobile and product expositions
              - catered parties

         These events are all designed to maximize the spectators' entertainment experience and enhance the value of the sponsorship experience.

         PARTICIPANTS.  The primary participants in motorsports are:

              - spectators
              - corporate sponsors
              - track owners/race promoters
              - drivers
              - team owners
              - sanctioning bodies

   - SPECTATORS. After soccer, motorsports is the most watched sport worldwide. Motorsports is among the fastest growing spectator sports in the United States. Total attendance at all motorsports events in the United States in 1998 exceeded
16.8 million people. During 1998, approximately 2.5 million people attended CART events. CART races were also televised in 195 countries in 1997, with aggregate television audiences approaching 1 billion viewers.

   - CORPORATE SPONSORS. Corporate sponsors are drawn to motorsports by the large number of spectators and television viewers and their attractive demographics. Corporate sponsors are active in all phases of the industry. We believe that the demographic profile of our growing spectator base has considerable appeal to sponsors, track owners, television networks and advertisers. The mean household income of our spectators is estimated to be $55,600, compared to $47,000 for an average United States household. We believe that the spectators are loyal to motorsports and to its corporate sponsors. In addition to sponsoring the various racing series, corporate sponsors support drivers and teams by funding certain costs of their operations, and race promoters and track owners by sponsoring and promoting specific events. In return, corporate sponsors receive advertising exposure on television and radio, through newspapers and in printed materials. Corporate sponsors also receive advertising, promotional and hospitality benefits at the track during the race weekend. Finally, corporate sponsors benefit from the attractive values of the high-speed, high technology competition that we provide. These values can be used to add new values and points of difference to each sponsor's brands. Companies negotiate sponsorship arrangements based on factors including a series' or event's audience size, spectator demographics and a team's racing success.

   - TRACK OWNERS/RACE PROMOTERS. Race promoters, which include track owners, government organizations and other groups, pay a fee to have an event sanctioned at their race venue. Race promoters are responsible for the local marketing and promotion of the event. Their revenue sources generally include:

           - admissions
           - sponsorships
           - corporate hospitality (suites, chalets and tents for race viewing and other amenities)
           - advertising
           - concessions and souvenir sales

   - DRIVERS. A majority of drivers contract independently with team owners, while select drivers own their own teams. Principally, drivers receive income from contracts with team owners, sponsorship fees and prize money. Successful drivers may also receive income from personal endorsement fees, sales of licensed merchandise and souvenir sales. The personality and success of a driver can be an important marketing advantage for the sanctioning body and team owners, because it can help attract audiences, corporate sponsorships and generate sales for licensed merchandise.

   - TEAM OWNERS. In most instances, team owners underwrite the financial risk of placing their teams in competition. They contract with drivers, acquire racing vehicles and support equipment, employ pit crews and mechanics and syndicate sponsorship of their teams. Team owners generally receive income primarily from sponsorships and a percentage of prize money won.

   - SANCTIONING BODIES. Sanctioning bodies such as us sanction events at various race venues in exchange for fees from race promoters. Sanctioning bodies are responsible for all aspects of race management necessary to "manufacture" the race event. They are responsible for presenting racing cars, drivers and teams and providing race officials to ensure fair competition, as well as providing the race and series' purses and other prize payments.

         The FIA, based in Paris, France, is the worldwide governing body for auto racing, with "national sporting authority" members in more than 100 countries. The FIA's United States national sporting authority is the Automobile Competition Committee of the United States (ACCUS). It in turn is made up of seven member sanctioning organizations:

         - CART
         - NASCAR
         - United States Auto Club ("USAC")
         - PSCR
         - NHRA
         - SCCA
         - IRL

                                    BUSINESS

INTRODUCTION

         We own, operate and sanction the premier open-wheel motorsports series in North America, the CART Championship, and are responsible for organizing, marketing and staging each of the races in the CART Championship. With speeds of up to 240 miles per hour, and an average margin of victory during the 1998 race season of less than three seconds, CART open-wheel racing is the fastest form of closed-circuit auto racing available to motorsports audiences, providing intense excitement and competition. We also own and sanction the Indy Lights Championship and the Atlantic Championship, both development series for the CART Championship.

         The drivers and racing teams participating in CART racing events are among the most recognized names in motorsports, with marquee drivers including:

             -  Michael Andretti           -  Dario Franchitti
             -  Al Unser Jr.               -  Adrian Fernandez
             -  Jimmy Vasser               -  Bryan Herta
             -  Paul Tracy                 -  Greg Moore

         The excitement and competition of CART racing also attracts well known racing legends, business leaders and sports and entertainment personalities as team owners, including:

             -  Chip Ganassi              -   Paul Newman
             -  Carl Haas                 -   Walter Payton
             -  David Letterman           -   Roger Penske
             -  Bruce McCaw               -   Bobby Rahal
             -  Joe Montana


         Major sponsors of the CART Championship include:

             -  Federal Express and PPG Industries, as the co-series sponsors
             -  MCI
             -  Budweiser
             -  Craftsman
             -  Honda
             -  Mercedes-Benz
             -  Motorola
             -  Parke-Davis

         Open-wheel racing is the oldest continually scheduled motorsports competition in the world, tracing its history to 1904. The 1999 CART Championship, which is sponsored by Federal Express and is known as the Fed Ex Championship Series, will include 20 races staged in five countries--the United States, Australia, Brazil, Canada, and Japan. Two new races were added in 1998, one in Motegi, Japan and one in Houston, Texas. For the 1999 season, we added an additional series event in Chicago, Illinois and will sanction a non-series event in Oahu, Hawaii. CART events are conducted on four different types of tracks--superspeedways, ovals, temporary road courses and permanent road courses. This requires teams and drivers to master different courses and skills to compete for the CART Championship. Each race weekend in the CART Championship is an "event" offering spectators the opportunity to enjoy a CART race as well as a full weekend of entertainment. These include additional races, practice and qualifying rounds for all racing events, demonstrations and automotive and general entertainment displays. Race weekends also provide corporate sponsors and other businesses the opportunity to entertain their customers and employees through hospitality areas and other activities.

         Motorsports is among the most popular and fastest growing spectator sports in the United States, and after soccer, is the most watched sport internationally. CART's races were televised in more than 195 countries in 1997 with aggregate television audiences approaching 1 billion. During 1998, 2.5 million people attended CART events. Total attendance at all motorsports events in the United States exceeded 16.8 million people in 1998. We believe the demographic profile of our growing spectator base has considerable appeal to track owners, sponsors, television networks and advertisers. The mean annual family income of CART spectators has been estimated to be $55,600, as compared to $47,000 for an average United States household.

     During the last four years, our revenues have increased from $29.7 million in 1995 to $62.5 million in 1998. We derive our revenues from five primary sources:

            -  sanctioning fees paid by track promoters
            -  corporate sponsorship fees
            -  television revenues
            -  engine leases and rebuilds
            -  royalties paid for licenses

         We were incorporated in Delaware in December 1997. Our principal executive office is located at 755 West Big Beaver Road, Suite 800, Troy, Michigan 48084, and our telephone number is (248) 362-8800.


GROWTH STRATEGY


         Our growth strategy is to increase revenues and net income by expanding the worldwide audience for CART racing. We intend to build brand awareness by capitalizing on the thrill and excitement of CART racing as well as our position as a premier open-wheel racing series. We believe that these factors will provide us with opportunities for increased overall:

             -  sanction fees
             -  corporate sponsorship fees
             -  television revenues
             -  royalties

We intend to implement our growth strategy by:

                   - INCREASING MARKET PENETRATION IN THE UNITED STATES. We will continue to develop our race schedule in key markets in the United States. As part of our plan, we will sanction a race in Chicago, Illinois during the 1999 season. Because our races are conducted on superspeedways, ovals, temporary street courses and permanent road courses, we believe we have great flexibility in selecting future race venues.

                   - EXPAND INTERNATIONAL AUDIENCE. We believe that the world market for motorsports is predisposed to CART's style of exciting, competitive, open-wheel racing. The CART Championship spanned five countries in four continents in 1998, with events in the United States, Canada, Australia, Brazil and Japan. We typically receive higher sanction fees from the race promoters of international race events. Our management continues to explore additional opportunities to export our high-value, American racing product throughout the world and to include more international-based sponsors for the CART Championship and our race teams.

                   - EXPAND MEDIA EXPOSURE. We plan to expand our overall television presence on a worldwide basis. The acquisition of Indy Lights and the Atlantics series, plus the addition of a new race in Chicago, results in our company being the rights owner for over 85 hours of high quality motorsports programming. We intend to build the worldwide distribution base for all three race series in the future. In the United States, we will focus on improving our television ratings on both network and cable and on developing race programming focused on new audiences for the sport.

                  We will continue to expand press coverage for all three series -- an area where we achieved substantial growth in 1998.

                  During 1998, we added E-Commerce and a business section to our successful web site, CART.com and in 1999 we re-launched the entire site with a new look and presentation that increases the immersive experience for visitors.

                   - INCREASE LICENSING OPPORTUNITIES. We will continue to seek out opportunities to bring our brand to a broader market. We can provide "one stop shopping" for potential licensees for our servicemarks and trademarks, as well as for participating race teams, drivers and tracks. This integrated approach allows licensees and retailers to work with a single licensing entity rather than negotiating with the fragmented licensing environment found in other sports.

                   - ACQUIRE AND DEVELOP RELATED BUSINESSES AND PROPERTIES. We will selectively pursue opportunities to acquire and apply our brand name to other race-related businesses and properties. We expect to vertically integrate certain support-racing series to develop future racing talent in the United States. We are also seeking opportunities to acquire and develop race experience products which will provide potential and existing race fans with an affordable and accessible opportunity to experience the sport. These may include opportunities such as:

                   -   Simulation or virtual reality products
                   -   Indoor kart racing centers
                   -   Race schools

         As the first step in this strategy, in 1998 we acquired American Racing Series ("ARS"), which operates Indy Lights, and BP Automotive ("BP"), which provides certain equipment to the participants of Indy Lights, as well as Pro-Motion Agency which operates the Atlantic Championship series.

THE CART ADVANTAGE

         The drivers, cars, venues and fans provide us with a world class product for audiences and sponsors.

         THE DRIVERS. The diversity of our drivers adds to our worldwide appeal. In 1998, 24 of the 34 drivers who competed in at least one of our race events were born outside of the United States. In total, these drivers represented 11 different countries.

         THE CARS. The cars are developed by a variety of different chassis manufacturers:

         -  Reynard
         -  Swift
         -  Eagle
         -  Lola
         -  Penske

These high-tech race cars are powered by state-of-the-art engines from:

         -  Mercedes-Benz
         -  Honda
         -  Ford
         -  Toyota

The cars ride on tires provided by Firestone and Goodyear.

        THE VENUES.  CART races are conducted on four different types of tracks:

         -  superspeedways
         -  ovals
         -  temporary street courses
         -  permanent road courses

The variety of tracks require different set-ups for chassis, engines and tires, requiring drivers and teams to adapt to the various courses.

         THE FANS. The primary means for a fan to interface with the CART Championship is through direct attendance at events or by television viewership. Our spectators are demographically attractive to sponsors and advertisers. They are generally young individuals with education and income levels above the U.S. national average. This makes sponsorship of CART, our teams and events an attractive advertising and promotional investment. Our television audience, while closer to the national average for household income, encompasses an above average proportion of males in the 25 to 54 age group. This is an attractive demographic for advertisers since this age group tends to watch less television than the average American. In the United States, CART's television ratings have declined in recent years and mirror the overall decline in television ratings for sports events in the United States. A positive factor going forward in 1999 is that CART will broadcast a record 13 of its 20 races via network television. The balance of the races can be viewed on ESPN.

CART HISTORY

         CART-style, open-wheel racing stands as the longest continually scheduled major motorsports championship in the world, dating back to the early 1900s. The first American automobile race took place in 1895, and the American Automobile Association ("AAA") began sanctioning major races in 1904. The AAA sanctioned races through the 1955 season at which time USAC became the official sanctioning body.

         In the 1970s, race team owners became increasingly concerned about escalating costs, lack of promotional activities and concentration solely on the Indianapolis 500. As a result, in November 1978, a group of 18 of the 21 team owners left USAC to form CART and the CART Championship. The group included teams owners who desired greater participation in the rule-making and administrative processes concerning open-wheel racing in the United States. In its 1979 inaugural season, CART staged 13 races. PPG Industries became the title sponsor of our Championship late in that inaugural year, and we crowned Rick Mears as our first champion.

         Since Mears' victory in the inaugural season, CART has had many other notable champions including:

           -   Al Unser, Sr.             -   Michael Andretti
           -   Johnny Rutherford         -   Bobby Rahal
           -   Mario Andretti            -   Nigel Mansell
           -   Danny Sullivan            -   Jacques Villeneuve
           -   Emerson Fittipaldi        -   Jimmy Vasser
           -   Al Unser, Jr.             -   Alex Zanardi

         Competitive, close racing is the hallmark of CART. In 1991, we had six different winners in the first six races. In 1993, we had six different race winners and 13 different podium finishers. The 1994 through 1998 race seasons were equally competitive. In 1998, we had seven different winners, including first-time victories in the CART Championship for Dario Franchitti and Bryan Herta.

         Due to starting position reservations and changes to equipment specifications, CART teams have generally not competed in the Indianapolis 500 since 1995. Although the IRL removed starting position reservations after the 1997 Indianapolis 500, CART teams generally do not participate in the Indianapolis 500. We continue to evaluate opportunities for an accommodation with the Indianapolis Motor Speedway, but we can not assure you that a resolution will be reached or of the timing of any such resolution. We are unable to predict what effect, if any, the continued non-participation by CART teams at the Indianapolis 500 will have on our future results.

Since 1995, we have added races in the United States in:

             -  Homestead, Florida
             -  Madison, Illinois
             -  Fontana, California
             -  Houston, Texas

Internationally, we added a race in Rio de Janeiro, Brazil in 1996 and Motegi, Japan in 1998. We have scheduled a new race in Chicago, Illinois for 1999.

In 1999, our races will serve the important United States markets of:

             -  Miami
             -  St. Louis
             -  Los Angeles
             -  Houston
             -  Chicago

         In addition, a non-championship series event has been added in 1999. The Hawaiian Super Prix will be held on the island of Oahu in November 1999. The Hawaiian Super Prix, a non-Championship series event, will feature the largest single-day payout in the history of motorsports, $10 million, with $5 million going to the winner. The top 12 finishers in the CART Championship, as well as four additional entrants to be selected by the promoter, will compete for this record payout. ShowTime will provide television coverage on a pay-per-view basis in the United States.

FRANCHISE SYSTEM AND RACE TEAMS

         We have operated CART as a "franchise system" since 1984. We offered franchises for each competing car, with owners limited to a maximum of two franchise memberships. The number of franchises we have awarded has varied, but we have never awarded more than 25 franchises. To become a CART franchise member, a race team must have competed in all CART Championship Series events for the prior race year and be one of the 24 highest placed teams, based on points received from competition.

         The participation of race teams is critical to our ongoing success. Our franchise system is the only race governing system to offer teams direct input into race scheduling, rules and other racing activities. We believe that the franchise system is a significant factor in encouraging entities who are interested in auto racing to participate in our sanctioned events.

         Prior to our becoming a public company, CART, Inc. was managed by a board of directors composed of race team participants. We refer to this as the franchise board. Each franchise owner was entitled to designate a member to the franchise board. In addition, we paid certain benefits to franchise owners, including reimbursement of travel expenses on a per race basis, directors fees and other race-related expenses. The franchise and the stock were not transferable without the approval of the franchise board and were subject to redemption.

         Following our initial public offering, we have continued the franchise system but without awarding any additional equity ownership in CART. Rather, the 24 race teams which have met participation requirements and have the highest total of points from the prior season are permitted to designate a member to the franchise board. The franchise board manages and oversees all racing-related activities and makes all decisions with respect to specifications for engines and chassis, race and venue participation, rules and related matters.

INDY LIGHTS CHAMPIONSHIP

         On March 13, 1998, we acquired 100% of the outstanding common stock of ARS and certain assets of BP. ARS operates the Indy Lights Championship series and BP supplies certain equipment to the participants.

         CART racing team owner and founding member, U.E. "Pat" Patrick, formed the Indy Lights Championship in 1986 as a series in which team owners could discover and develop the next generation of CART talent. Mr. Patrick designed Indy Lights to emphasize driver and team talent, while reducing any advantage gained through large monetary expenditures for equipment and technology. By restricting competition to a single chassis design, powered by identical, sealed engines and running a single brand of tires, Indy Lights offers a series in which costs can be carefully controlled, creating a level playing field for drivers, team managers and engineers.

         We have designated the Indy Lights Championship the "Official Development Series of the CART Championship," and we sanction its race events. During the 1998 season, a record nine different drivers, representing seven different race teams and six different countries, won races, making 1998 one of the most competitive seasons in the series' history. During 1998, the series had a total of 32 drivers, representing 13 countries, competing in at least one race in the Indy Lights Championship. Graduates from the Indy Lights Championship who are competing in the CART Championship include drivers:

              - Paul Tracy                 -  Helio Castro-Neves
              - Bryan Herta                -  Cristiano da Matta
              - Greg Moore                 -  Naoki Hattori
              - Adrian Fernandez           -  Shigeaki Hattori
              - Tony Kanaan                -  Luiz Garcia, Jr.

In 1998, four CART team owners, Steve Horne (Tasman Motorsports Group), Bruce McCaw (PacWest Racing), Barry Green (Team KOOL Green) and Bobby Rahal (Team Rahal), also had teams competing in the Indy Lights Championship.

         Similar to the CART Championship, we stage the Indy Lights Championship races on four different types of tracks. At certain venues we receive a sanction fee from the promoter for staging the Indy Lights event. We believe that the Indy Lights Championship can create significant revenue growth for us through:

              - packaged sponsorships with our other race series
              - extending our efforts to integrate category sponsorship
              - additional sanction fees for "stand alone" Indy Lights events, both in the United States and overseas

With the growth and popularity of the series, we believe that Indy Lights will play a significant role in our future revenue growth.

ATLANTIC CHAMPIONSHIP

         On April 10, 1998, we acquired 100% of the outstanding common stock of Pro-Motion Agency. Pro-Motion Agency operates the Atlantic Championship open-wheel series, a support series to CART.

         The Atlantic Championship has a rich history of providing a stepping stone to a career in international motorsports competition. Graduates from the Atlantic Championship and its predecessors include drivers:

              - Bobby Rahal
              - Jimmy Vasser
              - Michael Andretti
              - Richie Hearn
              - Patrick Carpentier
              - Alex Barron

         In 1989, Toyota Motor Sales, USA joined the series as title sponsor, creating the Toyota Atlantic Championship. With the introduction of the race-tuned Toyota 4A-GE engine, Toyota along with their partner, TRD, USA, Inc. set the standard for Atlantic competition worldwide. The Yokohama Tire Corporation also joined the series in 1989 as an associate sponsor and tire supplier to the series. In 1997, KOOL entered the series as co-title sponsor with Toyota.

SANCTION FEES

         For each race in the CART Championship, we enter into a multi-year sanction agreement with the promoter, which provides for payment of a sanction fee to CART. For the year ended December 31, 1997, promoters paid us sanction fees of approximately $24.2 million, averaging $1.4 million per event and representing approximately 59% of our total revenues. For the year ended December 31, 1998, promoters paid us sanction fees of approximately $30.4 million, an average of $1.6 million per event, representing approximately 49% of our revenues.

         International events typically have higher sanction fees than events in North America. So, as we have expanded internationally, our average sanction fee has increased. Additionally, as we grow our sport, the opportunity to grow our sanction fees may rise both by increases in sanction fees to reflect increased value and by the inclusion of new international and domestic race venues. We also believe that the popularity of the CART Championship will provide additional domestic and international race venues willing to pay sanction fees higher than our current average sanction fee.

RACING EVENTS

         When staging a CART event, we provide all aspects of race management necessary to "manufacture" the race event, including the required expertise and personnel. We provide these race management services to track promoters in exchange for the sanction fee.

         As competition, support and interest in the CART Championship have increased, we have increased the number of events we stage each race season. The 1979 CART Championship was comprised of 13 race events. In 1998, we managed 19 races - 14 in the United States, two in Canada and one each in Australia, Brazil and Japan. These races included:

             -  two superspeedway races
             -  six oval races
             -  seven temporary street course races
             -  four permanent road course races

The 1999 CART Championship will be comprised of 20 races in five different countries. In 1999, we will stage a new race in Chicago, Illinois on a one-mile oval at the Chicago Motor Speedway.

         In 1998, the Indy Lights Championship was comprised of 14 races. Of the 14 races, 13 were held in conjunction with CART events, and one race was a "stand alone" event. In 1999, the Indy Lights Championship will include 12 races, all held in conjunction with CART events.

         In 1998, the Atlantic Championship was comprised of 13 races. Of the 13 races, 11 were held in conjunction with CART events and two were "stand alone" events. In 1999, the Atlantic Championship will consist of 12 races, two of which will be "stand alone" events.

         In the following table, we have provided the locations and venues for the 1999 CART Championship, Indy Lights Championship and Atlantic Championship, as well as the event dates for the 1999 seasons and a description of the racing circuit:


                                                      CART         INDY
                                                  EVENT DATES     LIGHTS     ATLANTIC
                              LOCATION                1999         RACE        RACE         TRACK DESCRIPTION
                              --------                ----         ----        ----         -----------------
Homestead, Florida                                    3/21          Yes         No       1.5 mile oval
  Metro-Dade Homestead Motorsports Complex
Motegi, Japan                                         4/10          No          No       1.5 mile oval
  Twin Ring
Long Beach, California                                4/18          Yes         Yes      1.6 mile temporary street course
  Long Beach
Nazareth, Pennsylvania                                5/2           Yes         Yes      1.0 mile tri-oval
  Nazareth Speedway
Rio de Janeiro, Brazil                                5/15          No          No       1.8 mile oval
  Emerson Fittipaldi Speedway at
  Nelson Piquet International Raceway

Madison, Illinois                                     5/29          No          Yes      1.3 mile banked oval
  Gateway International Raceway
West Allis, Wisconsin                                 6/6           Yes         Yes      1.0 mile oval
  The Milwaukee Mile
Portland, Oregon                                      6/20          Yes         No       2.0 mile permanent road course
  Portland International Raceway
Cleveland, Ohio                                       6/27          Yes         No       2.4 mile temporary street course
  Burke Lakefront Airport
Elkhart, Wisconsin                                    7/11          No          Yes      4.0 mile permanent road course
  Road America
Toronto, Ontario, Canada                              7/18          Yes         No       1.8 mile temporary street course
  Toronto
Brooklyn, Michigan                                    7/25          Yes         No       2.0 mile tri-oval superspeedway
  Michigan International Speedway
Detroit, Michigan                                     8/8           Yes         No       2.1 mile temporary street course
  The Raceway on Belle Isle
Lexington, Ohio                                       8/15          No          Yes      2.3 permanent road course
  Mid-Ohio Sports Car Course
Chicago, Illinois (1)                                 8/22          Yes         Yes      1.0 mile oval
  Chicago Motor Speedway
Vancouver, British Columbia, Canada                   9/5           No          Yes      1.7 mile temporary street course
  Vancouver
Monterey, California                                  9/12          Yes         Yes      2.2 mile permanent road course
  Laguna Seca Raceway
Houston, Texas                                        9/26          No          Yes      1.7 mile temporary street course
  Houston
Gold Coast, Queensland, Australia                    10/17          No          No       2.8 mile temporary street course
  Surfers Paradise, Queensland
Fontana, California                                  10/31          Yes         No       2.0 mile banked oval superspeedway
  California Speedway
Montreal, Quebec, Canada (6/12/99)                     --           --          Yes      2.7 mile temporary street course
  Gilles-Villeneuve Circuit
Trois-Rivieres, Quebec, Canada (8/1/99)                --           --          Yes      2.1 mile temporary street course
  Trois-Rivieres

(1)      Added to race schedule for 1999.

          A post-season invitational event will be held in Hawaii on November 13, 1999. The Hawaiian Super Prix is not part of the CART Championship series. By invitation of the race promoter, the event is open to the top 12 finishers of the CART Championship, as well as 4 additional drivers to be selected by the promoter. The Hawaiian Super Prix will be held at Barbers Point Airport, outside of Honolulu, on the island of Oahu.

DRIVERS

         During the 1998 season, 34 drivers competed in at least one of the CART race events, including past champions:

         -     Michael Andretti
         -     Bobby Rahal
         -     Al Unser, Jr.
         -     Jimmy Vasser
         -     Alex Zanardi

         In the following table, we have provided information regarding each of the drivers who are expected to participate in the 1999 CART Championship:

     DRIVER                       BIRTH PLACE                    1999 RACE TEAM
     ------                       -----------                    --------------
MICHAEL ANDRETTI(*)        Bethlehem, Pennsylvania              Newman/Haas Racing
Alex Barron                San Diego, California                All American Racers
Mark Blundell              Barnet, Hertfordshire, England       PacWest Racing Group
Raul Roesel                Curitiba, Brazil                     Team KOOL Green
Patrick Carpentier         Ville Lasalle, Quebec, Canada        Player's Forsythe Racing
Helio Castro-Neves         Sao Paulo, Brazil                    Hogan Racing
Cristiano da Matta         Bela Harizonte, Brazil               Arciero-Wells Racing
Gil de Ferran              Paris, France                        Walker Racing
Adrian Fernandez           Mexico City, Mexico                  Patrick Racing
Christian Fittipaldi       Sao Paulo, Brazil                    Newman/Haas Racing
Dario Franchitti           Edinburgh, Scotland                  Team KOOL Green
Luiz Garcia, Jr.           Brazilia, Brazil                     Payton/Coyne Racing
Robby Gordon               Cerritos, California                 Team Gordon
Mauricio Gugelmin          Joinville, Brazil                    PacWest Racing Group
Naoki Hattori              Mie Presecture, Japan                Walker Racing
Shigeaki Hattori           Okayma, Japan                        Bettenhausen Motorsports
Richie Hearn               Glendale, California                 Della Penna Motorsports
Bryan Herta                Warren, Michigan                     Team Rahal
PJ Jones                   Torrance, California                 Patrick Racing
Michel Jourdain, Jr.       Mexico City, Mexico                  Payton/Coyne Racing
Tony Kanaan                Salvador, Bahia, Brazil              Forsythe Championship Racing
Tarso Marques              Curitiba, Brazil                     Marlboro Team Penske
Hidishi Matsuda            Kochi-ken, Japan                     Della Penna Motorsports
Juan Montoya               Bogota, Columbia                     Target/Chip Ganassi Racing
Greg Moore                 British Columbia, Canada             Player's Forsythe Racing
Max Papis                  Como, Italy                          Team Rahal
Scott Pruett               Sacramento, California               Arciero-Wells Racing
Andre Ribeiro              Sao Paulo, Brazil                    Marlboro Team Penske
Paul Tracy                 Scarborough, Ontario, Canada         Team KOOL Green
AL UNSER JR.(*)            Albuquerque, New Mexico              Marlboro Team Penske
JIMMY VASSER(*)            Canoga Park, California              Target/Chip Ganassi Racing
Dennis Vitolo              Massapequa, New York                 Payton/Coyne Racing

*  Indicates past champion of the CART Championship.


CORPORATE SPONSORS

         We receive sponsorship revenues under sponsorship contracts. In exchange for sponsorship revenues, we provide our sponsors the opportunity to receive brand and product exposure. For the year ended December 31, 1997, we received sponsorship revenues of approximately $7.2 million, representing approximately 17% of our total revenues. For the year ended December 31, 1998, we received sponsorship revenues of approximately $16.4 million, representing approximately 26% of our total revenues.

         We believe that as we expand the audience for our events, we will see a corresponding increase in sponsorship opportunities and sponsorship revenues. In addition, we have taken a different approach to selling sponsorship from other motorsports organizations by integrating the rights of the sanctioning body and the race tracks. This approach provides series-wide exclusivity and a centralized sponsorship program which increases the value and appeal of the sponsorship opportunity. MCI was the first such integrated sponsor, becoming the Official Communications Company in 1997. Federal Express also became an integrated sponsor as our official co-series sponsor in 1998.

         Beginning with the 1998 race season, Federal Express became the co-series sponsor of the CART Championship, which has been officially designated the "FedEx Championship Series." Under our agreement, Federal Express acquired a comprehensive range of marketing benefits, as well as opportunities to supply services to CART, our teams and our race promoters. A significant feature of this sponsorship arrangement is the combination of the marketing rights of both CART and our race promoters to provide an exclusive sponsorship involvement through the entire CART Championship. PPG Industries, our long-time title sponsor, continues to be involved as a co-series sponsor of the series and continues to be the name sponsor of the CART Championship winner's trophy--the "PPG Cup." PPG also continues with its successful pace car program at each race event.

         In June 1998, we entered into a nine-year agreement with ISL Worldwide. Under the agreement, we appointed ISL as our exclusive worldwide marketing agent for the sale of all sponsorships of our open wheel racing series, including:

         -     the CART Championship
         -     the Indy Lights Championship
         -     the Atlantic Championship

         We have listed below some of our most significant sponsors for the 1999 CART Championship:

                                                                                                            YEARS AS
               SPONSOR                          OFFICIAL DESIGNATION                                         SPONSOR
               -------                          --------------------                                         -------
Federal Express                         Official Co-Series Sponsor                                                 1
PPG Industries                          Official Co-Series Sponsor                                                19
MCI Telecommunications                  Official Communications Company                                            2
Budweiser                               Official Beer                                                              4
Featherlite Trailers and
   Vantare Coach                        Official Trailer and Coach                                                 4
Ford SVO Technology                     Official Safety Technology Provider                                        2
Holmatro                                Official Rescue Tool                                                       7
Honda Motorcycles                       Official Motorcycle                                                        3
Honda Power Equipment                   Official Power Equipment                                                   3
K&K Insurance                           Official Insurance Provider                                                5
Mercedes-Benz                           Official Car                                                               4
Racing Radios                           Official Two-Way Radio                                                     9
Omega                                   Official Watch and Timekeeper                                              2
Toyota Trucks                           Official Truck                                                             3
The Valvoline Company                   Official Fuel and Oil                                                     19
Sears Craftsman Tools                   Official Hand Tools                                                        4
Sears Diehard                           Official Battery                                                         New
Motorola                                Official Communication Hardware                                          New
Parke-Davis (Lipitor)                   Official Cholesterol Reducer                                             New

         In addition to the sponsors listed above, we have entered into various sponsorship agreements with other companies which supply us with products and services. Official sponsors of the CART Championship pay money and provide products and services to us in return for being designated as an official sponsor. The payment obligations, as well as the amount of advertising exposure and other benefits, vary significantly among sponsors based on the negotiated terms of each sponsorship agreement. No sponsorship agreement provided more than 10% of our revenues during 1996, 1997 or 1998.

ATTENDANCE, VIEWERSHIP AND BROADCAST RIGHTS

         ATTENDANCE. CART spectator attendance has grown dramatically in the 1990s, with more than a 40% increase from 1991 to 1998, based upon figures compiled by Goodyear Tire & Rubber Co. Race Reports. Average attendance per event declined in 1998 due in large part to the number of races effected by adverse weather conditions. In the following table, we have provided attendance information for CART events, based upon the Goodyear Race Reports. The figures do not include attendance at the Indianapolis 500, which was not a CART-sanctioned event.

                        1991           1992           1993           1994          1995           1996          1997          1998
                        ----           ----           ----           ----          ----           ----          ----          ----
Total Attendance
   at CART Events     1,803,601      1,890,327      1,964,180      2,015,417     2,259,751      2,366,440     2,491,050    2,529,995
Number of Race Events        16             15             15             15            16             16            17           19
Average Attendance
   per Event            112,725        126,022        130,945        134,361       141,234        147,902       146,532      133,158
Total Attendance
   Percentage Change       0.1%           4.8%           3.9%           2.6%         12.1%           4.7%          5.3%         1.6%

         VIEWERSHIP. In addition to the spectators at our race events, millions of people around the world watch CART racing on television. According to the Nielsen Season Summary for 1998, an aggregate of 23.9 million gross United States households were delivered for the CART races, with gross United States viewership of approximately 31.5 million. Our races are televised in 195 countries and territories through terrestrial and satellite broadcasts, in 19 languages. Based upon an independent study conducted by Sponsorship Research International, the 1997 CART Championship had an average of 58 million viewers per race with cumulative worldwide viewership of 981.8 million.

         BROADCAST RIGHTS. In 1994, we entered into a long-term agreement with ESPN, which was amended in 1996 to extend through 2001. Under the agreement, ESPN provides broadcast coverage of each CART Championship race, with at least 50% of the races each year to be broadcast on one of the three major broadcast networks - ABC, CBS or NBC. In 1999, a record 13 races will be broadcast on network television. Our agreement with ESPN states that we receive 50% of the net profits received by ESPN for distribution of the race programs, with an escalating minimum guarantee provision.

         We retained the television rights for Brazil, Canada and Australia. We entered into exclusive agreements with:

         - Fittipaldi U.S.A., Inc. to provide television broadcasts in Brazil of the CART Championship Series race events through the 2002 race season
         - Molstar for the distribution of television broadcasts in Canada through the 2001 race season
         - Gold Coast Motor Events for the distribution of television broadcasts in Australia through the 2000 race season

None of these three agreements represent a material amount of revenue for us.

CART LICENSED PRODUCTS

         As a part of our initiative to increase CART's brand awareness and increase licensing opportunities, we formed CART Licensed Products, L.P. ("CLP") in 1996. CLP is a Georgia limited partnership. We own a 55% interest in CLP. The remaining 45% interest is owned by Top Gear, Inc., a company owned by Mr. Robert
E. Hollander, who until January 1999 was president of CLP. We have a right to acquire Top Gear's ownership interest and are currently negotiating with Mr. Hollander to do so.

         CLP pays approximately 60% of the royalties it receives to the owners of the licensed property, including CART. The remaining 40% of revenues are used to fund the operations of CLP.

         CLP has executed licensing agreements with 36 companies including:

         -     Action Performance
         -     Microsoft
         -     Sony
         -     Sega
         -     Antigua

         -     Warner Brothers
         -     VIA Marketing

 None of the licensing agreements are material to our financial results.

COMPETITION

         Our racing events compete not only with other sports and recreational events scheduled on the same dates, but also with racing events sanctioned by various other racing bodies such as the:

         -     FIA                    -     NHRA
         -     NASCAR                 -     SCCA
         -     IRL                    -     PSCR
         -     USAC                   -     ARCA

Racing events sanctioned by other organizations are often held on the same dates as CART events, at separate tracks, and compete for corporate sponsorship and spectators as well as television viewership. In addition, we compete with other racing bodies to sanction racing events at various motorsports facilities. We believe that our events are distinguished from the racing events staged by other racing bodies by:

         -     the quality of the competition
         -     caliber of the events
         -     drivers and team owners participating in CART
         -     speed of the cars

We receive numerous requests to sanction racing events at venues throughout the world. However, we can not assure you that we will maintain or improve our position in light of such competition.

PROPERTIES

         We lease our buildings in Troy, Michigan; Atlanta, Georgia; and Highland Park, Illinois. We do not own any real property. Our leases are through the following dates:

         -     Michigan, May 31, 2002
         -     Georgia, December 31, 2002
         -     Illinois, May 31, 2000

         Our lease payments have no material effect on our consolidated financial statements. We believe the leased space is adequate for our present needs.

                            PRINCIPAL STOCKHOLDERS

         The following table contains information, as of April 5, 1999, concerning the beneficial ownership of the common stock by (1) each director,
(2) each of the named officers, and (3) all directors and executive officers as a group. For purposes of this table, direct ownership of shares is noted with a "d", indirect ownership is noted with an "i" and vested options (stock options that may be exercised as of June 5, 1999) are noted with a "vo".

                                      Shares Beneficially             Number of             Shares Beneficially
                                             Owned                      Shares                     Owned
          Name (1)                     Prior to Offering            Being Offered             After Offering
          --------                   ---------------------          -------------             --------------
                                    Number         Percent (2)                            Number         Percent(2)
                                    ------         -----------                            ------         ----------
Andrew H. Craig............           1,800(d)            1.3%            0                 1,800(d)           1.3%
                                    200,000(vo)                                           200,000(vo)

Gerald R. Forsythe (3).....         400,000(i)            2.6%            0               400,000(i)           2.6%

Chip Ganassi (4)...........         720,000(i)            4.7%            0               720,000(i)           4.7%

Carl A. Haas (5)...........         800,500(i)            5.3%            0               800,500(i)           5.3%

James F. Hardymon..........          10,000(vo)              *            0                10,000(vo)             *

Bruce R. McCaw (6).........         800,000(i)            5.3%            0               800,000(i)           5.3%

Don Ohlmeyer, Jr...........          10,000(vo)              *            0                10,000(vo)             *

U.E. Patrick (7)...........             100(d)            5.3%           (7)                  100(d)           2.7%
                                    800,000(i)                                            400,000(i)
                                      7,585(vo)                                             7,585(vo)

Robert W. Rahal (8)........         800,000(i)            5.3%           (8)              720,000(i)           4.7%

Derrick Walker (9).........         360,000(i)            2.4%           (9)              210,000(i)           1.4%

Randy K. Dzierzawski.......           5,000(d)               *            0                 5,000(d)              *
                                    100,000(vo)                                           100,000(vo)

Carl Cohen.................             100(d)               *            0                   100(d)              *

Roger Bailey...............           1,000(d)               *            0                 1,000(d)              *
                                     29,450(vo)                                            29,450(vo)

Robert Hollander...........                0                --            0                     0                --

All  current   directors  and         8,000(d)           32.4%          (10)                8,000(d)          28.3%
executive   officers   as   a     4,680,500(i)                                          4,050,500(i)
group (13) persons.........         357,035(vo)                                           357,035(vo)

*Less than 1%.

(1) Unless otherwise noted, each person or entity has sole investing and voting power with respect to the shares indicated.

(2)  Percent is based on 15,224,041 shares outstanding on April 5, 1999.

(3)  The shares are held of record by Forsythe Racing, Inc.

(4) The shares are held of record by Chip Ganassi Racing Teams, Inc. The address for Chip Ganassi Racing Teams, Inc. and Mr. Ganassi is 3821 Industrial Boulevard, Indianapolis, Indiana 46254.

(5) The shares are held of record by Newman/Haas Racing. The address for Newman/Haas Racing and Mr. Haas is 500 Tower Parkway, Lincolnshire, Illinois 60069.

(6) The shares are held of record by PacWest Racing Group. The address for PacWest Racing Group and Mr. McCaw is 4601 Methanol Lane, Indianapolis, Indiana 46268.

(7) The shares are held of record by Patrick Racing, Inc. The address for Patrick Racing, Inc. and Mr. Patrick is 8431 Georgetown Road, Indianapolis, Indiana 46268. Of these shares, Patrick Racing, Inc. is selling 400,000 shares in this offering. See "Selling Stockholders" below.

(8) The shares are held of record by Team Rahal, Inc. The address for Team Rahal, Inc. and Mr. Rahal is 4601 Lyman Drive, Hilliard, Ohio 43026. Of these shares, Team Rahal, Inc. is selling 80,000 shares in this offering. See "Selling Stockholders" below.

(9) The shares are held of record by Derrick Walker Racing, Inc. Of these shares, Derrick Walker Racing, Inc. is selling 150,000 shares in this offering. See "Selling Stockholders" below.

(10) An aggregate of 620,000 shares beneficially owned by Messrs. Patrick, Rahal and Walker are being sold in this offering. See "Selling Stockholders" below.


                             SELLING STOCKHOLDERS

         The following table contains information as of April 5, 1999 concerning the beneficial ownership of common stock by the selling stockholders in this offering. Each of the selling stockholders is a racing team that participates in CART-sanctioned races. The percentages are based on 15,224,041 shares outstanding on April 5, 1999 and assumes no exercise of the underwriter's option to purchase additional shares.

                                      Shares Beneficially             Number of             Shares Beneficially
                                             Owned                      Shares                     Owned
            Name                       Prior to Offering            Being Offered             After Offering
            ----                       -----------------            -------------             --------------
                                    Number           Percent                              Number           Percent
                                    ------           -------                              ------           -------
All American Racers, Inc.            420,000              2.8%         100,000            320,000             2.1%

DellaPenna Motorsports, Inc.         360,000              2.4%         100,000            260,000             1.7%

Penske Racing, Inc.                  800,000              5.3%         700,000            100,000                *

Team Green, Inc.                     360,000              2.4%         256,500            103,500                *

Patrick Racing, Inc.                 800,000              5.3%         400,000            400,000             2.6%

Dale Coyne Racing                    720,000              4.7%          80,000            640,000             4.2%

Team Rahal, Inc.                     800,000              5.3%          80,000            720,000             4.7%

Derrick Walker Racing, Inc.          360,000              2.4%         150,000            210,000             1.4%

--------------------------
* Less than 1%.

                                  UNDERWRITING

         CART, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common stock offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table. Jefferies & Company, Inc. and J.C. Bradford & Co., L.L.C. are the representatives of the underwriters.

                                            UNDERWRITER                                        NUMBER OF SHARES
           Jefferies & Company, Inc......................................................
           J.C. Bradford & Co., L.L.C....................................................
                                                                                           -------------------------
                    Total................................................................          1,866,500

         If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to 279,975 additional shares of common stock from CART to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriter will severally purchase shares in approximately the same proportion as set forth in the table above.

         The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by CART and by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                       PAID BY                          PAID BY
                                                        CART                     SELLING STOCKHOLDERS
                                                        ----                     --------------------
                                             NO EXERCISE    FULL EXERCISE     NO EXERCISE    FULL EXERCISE
                                             -----------    -------------     -----------    -------------
Per Share...............................   $                $               $                $
Total...................................   $                $               $                $

         Shares of common stock sold by the underwriter to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriter to securities dealers may be sold at a discount from the initial public offering price of up to $ per share. Any such securities dealers may resell any shares purchased from the underwriter to certain other brokers or dealers at a discount of up to $ per share from the initial public offering price. If all the shares of common stock are not sold at the initial offering price, the underwriter may change the offering price and the other selling terms.

         CART and certain of our directors and officers, as well as each of the selling stockholders, have agreed with the underwriter not to dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus except with the prior written consent of Jefferies & Company, Inc. In addition, one additional major stockholder has agreed to a 30-day period. The agreement does not apply to sales by two of our officers of not more than 60,000 and 30,000 shares of their common stock, respectively, at any time after the 30-day period immediately after the date of this prospectus.

         In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock that they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

         The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriter a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

         The activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on The New York Stock Exchange, in the over-the-counter market or otherwise.

         CART and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

         CART estimates that the expenses of the offering to be paid by us, excluding underwriting discounts, will be approximately $33,036 and the expenses payable by the selling stockholders will be approximately $176,964.

                                  LEGAL MATTERS

         Certain legal matters related to this offering will be passed upon for CART and the selling stockholders by Kegler, Brown, Hill & Ritter Co., L.P.A., Columbus, Ohio. Certain legal matters related to this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.


                                     EXPERTS

         The consolidated financial statements as of December 31, 1998 and 1997 and for the three-year period ended December 31, 1998, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been included herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available from the SEC's website at http://www.sec.gov. In addition, our common stock is traded on the New York Stock Exchange. As a result, you can also read documents we file at the offices of the New York Stock Exchange at 11 Wall Street, New York, New York 10005.

         The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or (1) after the date of the filing of this registration statement and prior to its effectiveness or (2) after the date of this prospectus and prior to the termination of the offering made hereby:

         - our annual report on Form 10-K for the year ended December 31, 1998;

         - the description of the common stock contained in our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and all amendments thereto and reports filed for the purpose of updating such description.

         You may request a copy of these filings, at no cost, by writing or telephoning Randy Dzierzawski, our Executive Vice President and Chief Financial Officer, at the following address:

         Championship Auto Racing Teams, Inc.
         755 West Big Beaver Road, Suite 800
         Troy, Michigan  48084

         This prospectus is part of a registration statement on Form S-3 we filed with the SEC. You should rely only on the information provided in this prospectus and any prospectus supplement and in our filings with the SEC that are incorporated in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus.

         This prospectus contains summaries of certain agreements entered into by CART which have been filed as exhibits to the Registration Statement or incorporated by reference in this prospectus. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, such exhibits. You should refer to each such exhibit for a complete description of the matter involved.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.
                        CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                               ----
CHAMPIONSHIP AUTO RACING TEAMS, INC.
      Independent Auditors' Report..............................................................................F-2
      Consolidated Balance Sheets as of December 31, 1997 and 1998..............................................F-3
      Consolidated Statements of Operations for the Years Ended December 31, 1996, 1997 and 1998................F-4
      Consolidated Statements of Stockholders' Equity (Deficit) for
          the Years Ended December 31, 1996, 1997 and 1998......................................................F-5
      Consolidated Statements of Cash Flows for the Years Ended December 31, 1996, 1997 and 1998................F-6
      Notes to Consolidated Financial Statements................................................................F-8

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Championship Auto Racing Teams, Inc.:

         We have audited the accompanying consolidated balance sheets of Championship Auto Racing Teams, Inc. (the "Company") at December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Detroit, Michigan
February 5, 1999

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.
                           CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                          DECEMBER 31,
                                                                                          ------------
                                                                                   1997                 1998
                                                                                   ----                 ----
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                          $  1,164             $ 15,080
    Short-term investments                                                                   --               61,610
    Accounts  receivable  (net of allowance for doubtful  accounts of $306 in 1998.  No allowance  for doubtful  accounts  deemed  necessary in
      1997)                                                                               3,156                4,708
    Current portion of notes receivable                                                      --                  824
    Inventory                                                                                --                   71
    Prepaid expenses                                                                        751                  331
    Deferred income taxes                                                                 4,683                  119
                                                                                       --------            ---------
    Total current assets                                                                  9,754               82,743
NOTES RECEIVABLE                                                                             49                3,350
PROPERTY AND EQUIPMENT- Net                                                               2,236                5,026
GOODWILL (net of accumulated amortization of $105 in 1998)                                   --                5,883
OTHER ASSETS (net of accumulated  amortization  of $24 and $41 in 1997 and                  309                  184
                                                                                       --------            ---------
    1998, respectively)
TOTAL ASSETS                                                                           $ 12,348            $  97,186
                                                                                       ========            =========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable                                                                   $  1,890             $  1,946
    Accrued liabilities:
       Race expenses and point awards                                                     9,500                   --
       Royalties                                                                            264                1,026
       Payroll                                                                              431                  482
       Taxes                                                                                491                1,733
       Other                                                                                 21                  934
    Unearned revenue                                                                      2,352                4,273
    Current portion of long-term debt                                                       130                  130
                                                                                       --------            ---------
       Total current liabilities                                                         15,079               10,524
LONG-TERM DEBT                                                                              314                  184
DEFERRED INCOME TAXES                                                                        --                  259
COMMITMENTS AND CONTINGENCIES (Note 10)                                                      --                   --
MINORITY INTEREST                                                                            --                   --
STOCKHOLDERS' EQUITY (DEFICIT):
    Preferred Stock,  $.01 par value;  5,000,000 shares  authorized,  none                   --                   --
      issued and outstanding at December 31, 1997 and 1998
    Common  stock,   $.01  par  value;   50,000,000   shares   authorized,
      10,199,998 and   15,171,666   shares  issued  and   outstanding   at
      December 31, 1997 and 1998, respectively                                              102                  151
    Additional paid-in capital                                                           15,975               89,771
    Accumulated deficit                                                                (19,122)              (4,033)
    Unrealized gain on investments                                                           --                  330
                                                                                       --------            ---------
       Total stockholders' equity (deficit)                                             (3,045)               86,219
                                                                                       --------            ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                                   $ 12,348            $  97,186
                                                                                       ========            =========

The accompanying notes are an integral part of the consolidated financial statements.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                   YEAR ENDED DECEMBER 31,
                                                  1996        1997        1998
                                                --------    --------    --------
REVENUES:
    Sanction fees                               $ 21,078    $ 24,248    $ 30,444
    U.S. 500                                       7,054        --          --
    Sponsorship revenue                            5,501       7,221      16,388
    Television revenue                             4,373       5,604       5,148
    Engine leases, rebuilds and wheel sales         --          --         2,214
    Other revenue                                  3,118       4,372       8,336
                                                --------    --------    --------
    Total revenues                                41,124      41,445      62,530

EXPENSES:
    Race and franchise fund payments              17,198      28,939      15,183
    U.S. 500                                       8,246        --          --
    Race expenses                                  6,055       6,970       4,818
    Cost of engine rebuilds and wheel sales         --          --           633
    Administrative and indirect expenses           8,570      14,295      20,658
    Compensation expense                           1,167      12,200        --
    Depreciation and amortization                    685         549         779
    Minority interest in loss of subsidiaries       --          (232)       --
                                                --------    --------    --------
    Total expenses                                41,921      62,721      42,071
                                                --------    --------    --------
OPERATING INCOME (LOSS)                             (797)    (21,276)     20,459
    Interest income (net)                            280         329       3,198
                                                --------    --------    --------
INCOME (LOSS) BEFORE INCOME TAXES                   (517)    (20,947)     23,657
INCOME TAX BENEFIT (EXPENSE)                         179       3,423      (8,568)
                                                --------    --------    --------
NET INCOME (LOSS)                               $   (338)   $(17,524)   $ 15,089
                                                ========    ========    ========
EARNINGS (LOSS) PER SHARE:
    BASIC                                       $   (.04)   $  (1.72)   $   1.06
                                                ========    ========    ========
    DILUTED                                     $   (.04)   $  (1.72)   $   1.05
                                                ========    ========    ========
WEIGHTED AVERAGE SHARES OUTSTANDING:
    BASIC                                          9,400      10,200      14,190
                                                ========    ========    ========
    DILUTED                                        9,400      10,200      14,421
                                                ========    ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                             Common Stock     Additional             Unrealized
                                             ------------      Paid-in  Accumulated    Gain on   Stockholders' Comprehensive
                                         Shares      Amount    Capital     Deficit  Investments Equity(Deficit)   Income
                                         ------      ------    -------     -------  ----------- ---------------   ------
BALANCES, JANUARY 1, 1996                8,800    $     88    $    (78)   $ (1,260)         --   $ (1,250)
  Net loss and comprehensive loss           --          --          --        (338)         --       (338)      $   (338)
                                                                                                                ========
  Compensation expense                      --          --       1,167          --          --      1,167
  Stock redemption and
       repayment of note receivable     (2,000)        (20)       (340)         --          --       (360)
  Stock issuance                         1,200          12         618          --          --        630
                                      --------    --------    --------    --------    --------   --------
BALANCES, DECEMBER 31, 1996              8,000          80       1,367      (1,598)         --       (151)
  Net loss and comprehensive loss           --          --          --     (17,524)         --    (17,524)       $(17,524)
                                                                                                                ========
  Compensation expense                      --          --      12,200          --          --     12,200
  Stock redemption                        (400)         (4)       (206)         --          --       (210)
  Stock issuance                         2,600          26       2,614          --          --      2,640
                                      --------    --------    --------    --------    --------   --------
BALANCES, DECEMBER 31, 1997             10,200         102      15,975     (19,122)         --     (3,045)
     Net income                             --          --          --      15,089          --     15,089        $ 15,089
     Unrealized gain on investments         --          --          --          --    $    330        330             330
                                                                                                                ========
  Comprehensive income                                                                                           $ 15,419
                                                                                                                ========
  Stock redemption                         (67)         (1)       (150)         --          --       (151)
  Stock issuance                         5,038          50      73,372          --          --     73,422
  Issuance of options                       --          --         574          --          --        574
                                      --------    --------    --------    --------    --------   --------
BALANCES, DECEMBER 31, 1998             15,171    $    151    $ 89,771    $ (4,033)   $    330   $ 86,219
                                      ========    ========    ========    ========    ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                           -------------------------------
                                                                             1996        1997        1998
                                                                           --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                      $   (338)   $(17,524)   $ 15,089
    Adjustments  to reconcile  net income (loss) to net cash provided by
      (used in) operating activities:
    Depreciation and amortization                                               685         549         779
    Compensation expense                                                      1,167      12,200          --
    Net loss (gain) from sale of property and equipment                        (133)        160          92
    Write-off of trademark                                                       88          --          --
    Deferred income taxes                                                      (226)     (3,629)      4,823
    Minority interest in loss of subsidiaries                                    --        (232)         --
    Changes in assets and liabilities that provided (used) cash:
       Accounts receivable                                                   (1,481)       (854)     (1,552)
       Prepaid expense                                                         (302)       (328)       (420)
       Inventory                                                                 37          16         (71)
       Other assets                                                             (70)        (23)         24
       Accounts payable                                                         134         959          56
       Accrued liabilities                                                       65      10,192      (6,532)
       Unearned revenue                                                        (253)         21       1,921
                                                                           --------    --------    --------
          Net cash provided by (used in) operating activities                  (627)      1,507      15,049
                                                                           --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisitions of subsidiaries                                                 --          --      (5,881)
    Investments                                                                  --          --     (61,280)
    Notes receivable                                                             --         (49)     (4,125)
    Acquisition of property and equipment                                    (1,094)       (999)     (3,602)
    Proceeds from sale of property and equipment                                194          13          62
    Acquisition of trademark                                                   (101)        (63)        (22)
                                                                           --------    --------    --------
          Net cash used in investing activities                              (1,001)     (1,098)    (74,848)
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from long-term debt                                                650          --          --
    Payments on long-term debt                                                  (76)       (130)       (130)
    Redemption of common stock                                                 (360)       (210)       (151)
    Issuance  of  common  stock  (net of  underwriting  discount  and
      offering costs)                                                           630       2,640      73,996
    Proceeds from membership deposit                                            360         360          --
    Payments on membership deposits                                              --      (1,320)         --
    Payments on franchise fund liability                                       (600)     (1,440)         --
    Capital contributions to subsidiaries by minority stockholder                --         225          --
    Payments on line of credit                                                 (392)         --          --
                                                                           --------    --------    --------
          Net cash provided by financing activities                             212         125      73,715
                                                                           --------    --------    --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         (1,416)        534      13,916
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                              2,046         630       1,164
                                                                           --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                 $    630    $    164    $ 15,080
                                                                           ========    ========    ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the period for:
       Income taxes                                                        $     23    $     15    $  2,350
                                                                           ========    ========    ========
       Interest                                                            $     50    $     43    $     31
                                                                           ========    ========    ========

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES--During 1996, 1997 and 1998, the Company received property and equipment worth approximately $75,000, $79,000 and $69,000, respectively, in exchange for sponsorship privileges to the providers. In 1996, the Company redeemed 800,000 shares of common stock for $600,000 (including $240,000 representing a refund of membership deposits or franchise fund liability), which was used to offset a note receivable from a stockholder. During 1998, the acquisition price of ARS included 100,000 options granted to the sellers. The value of these options on the date of grant was $574,000. The amount to be received by the Company for the options will be approximately $504,000 (see Note 2). During 1998, the Company recorded $496,000 as goodwill related to the additional purchase price of ARS (see Note 2).


The accompanying notes are an integral part of the consolidated financial statements.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION. CART, Inc., ("CART") (a Michigan Corporation) was organized as a not-for-profit corporation in 1978, with its main purpose being to promote the sport of automobile racing, primarily open-wheel type racing cars. As of January 1, 1992, the entity became a profit corporation and continued to use the CART name.

         In December 1997, Championship Auto Racing Teams, Inc., a Delaware corporation was formed to serve as a holding company for CART and its subsidiaries (the "Reorganization"). Each outstanding share of common stock of CART was acquired in exchange for 400,000 shares of common stock of the Company. References to the "Company" mean Championship Auto Racing Teams, Inc. and its subsidiaries.

         PRINCIPLES OF CONSOLIDATION. The 1997 and 1998 consolidated financial statements include the financial statements of the Company, CART and its wholly-owned subsidiary corporations CART Properties, Inc. and CART Licensed Products, Inc. In addition, the 1997 and 1998 consolidated financial statements include the financial statements of CART Licensed Products, L.P., a 55% owned subsidiary. As of March 13, 1998 and April 1, 1998, the consolidated financial statements also include the financial statements of American Racing Series, Inc. ("ARS") and Pro-Motion Agency Ltd. ("Pro-Motion"), respectively, wholly-owned subsidiaries of the Company (see Note 2). All significant intercompany balances have been eliminated in consolidation.

         OPERATIONS. The Company is the sanctioning body responsible for organizing, marketing and staging each of the racing events for the open-wheeled motorsports series -- the CART Championship. The Company stages events at four different types of tracks, including superspeedways, ovals, temporary road courses and permanent road courses, each of which require different skills and disciplines from the drivers and teams.

         Substantially all of the Company's revenue is derived from sanction fees, sponsorship revenues, television revenues and licensing royalties, each of which is dependent upon continued fan support and interest in CART race events. Sanction fee revenues are fees paid to the Company by track promoters to sanction a CART event at the race venue, and to provide the necessary race management. The Company receives sponsorship revenues from companies who desire to receive brand and product exposure in connection with CART races. Pursuant to broadcast agreements, the Company generates revenues for the right to broadcast the races, with revenues based upon viewership with a minimum guarantee. The Company receives revenue from engine leases and rebuilds and wheel sales from teams racing in the PPG-Dayton Indy Lights Championship ("Indy Lights"). The Company also receives revenues from royalty fees paid for licenses to use servicemarks of the Company, various drivers, teams, tracks and industry sponsors for merchandising programs and product sales.

         INVENTORY. Inventory consists of wheels, parts and merchandise, which are stated at the lower of cost or market on a first-in, first-out basis.

         PROPERTY AND EQUIPMENT. Property and equipment are stated at cost and are depreciated using the straight-line and accelerated methods over their estimated useful lives which range from 3 to 20 years. Leasehold improvements are amortized over the life of the related leases.

         REVENUE RECOGNITION. Recognition of revenue from race sanction agreements is deferred until the event occurs. Sponsorship revenue and engine lease revenue are recognized on a monthly basis. Television revenue is recognized ratably over the race schedule. Engine rebuilds and wheel sales are recognized as earned. Other revenues include membership and entry fees, contingency awards money and royalty income and are recognized ratably over the race schedule.

         CASH AND CASH EQUIVALENTS. Cash and cash equivalents include investments with original maturities of three months or less at the date of original acquisition.

         SHORT-TERM INVESTMENTS. The Company's short-term investments are categorized as available-for-sale, as defined by Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized holding gains and losses are reflected as a net amount in a separate component of stockholders' equity until realized. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

         GOODWILL. Goodwill represents the excess of the purchase price of ARS and B.P. Automotive, Ltd. ("BP") and Pro-Motion (see Note 2) over the fair value of the net tangible and identifiable intangible assets of these acquisitions. Goodwill is stated at cost and is amortized on a straight-line basis over 40 years.

         MANAGEMENT ESTIMATES. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 1997 and 1998, and the reported amounts of revenues and expenses during the periods presented. The actual outcome of the estimates could differ from the estimates made in the preparation of the consolidated financial statements.

         ACCOUNTING PRONOUNCEMENTS. In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." Unrealized gain on investments is the Company's only component of other comprehensive income.

         In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued by the Financial Accounting Standards Board. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company has not determined the impact on its consolidated financial statement disclosure. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999.

         RECLASSIFICATIONS. Certain reclassifications have been made to the 1996 and 1997 consolidated financial statements in order for them to conform to the 1998 presentation.

2.    INITIAL PUBLIC OFFERING AND ACQUISITIONS

         INITIAL PUBLIC OFFERING. In March 1998, the Company completed its initial public offering ("IPO") of 5,038,000 shares of common stock. The IPO provided proceeds of $75.0 million, net of underwriting discounts, to the Company. A portion of the net proceeds from the IPO were used to acquire ARS and BP for $10 million (see "Acquisition of ARS and BP"); and to pay accrued point awards to franchise race teams aggregating $9.5 million. The remaining net proceeds will be used for working capital and general corporate purposes, including the expansion of the Company's business through the acquisition or development of race related businesses and properties.

         ACQUISITION OF ARS AND BP. On March 13, 1998, the Company acquired 100% of the outstanding common stock of ARS and certain assets of BP, an entity previously owned by a director, race team owner and stockholder. ARS operates Indy Lights, a support series to CART. BP supplies certain equipment to Indy Lights competitors and earns commission income on the sale of chassis and spare parts to the teams. At closing of the acquisition, the Company paid $7 million in cash and issued options to the sellers to purchase 100,000 shares of the Company's common stock at an exercise price of $16.00 per share which vests one year from closing if certain performance criteria are met for 1998. In the event that ARS did not meet their performance criteria for 1998, they had the option to make up the shortfall to receive the options and elected to do so. The fair value of the options at the date of grant was approximately $574,000. The sellers are expected to pay the shortfall amount of approximately $504,000 to receive the options.

         In addition, the Company will pay an additional purchase price of up to $3 million, in three equal payments, upon satisfaction by ARS of certain performance criteria during 1998-2000. In the event that ARS does not meet its performance criteria in a given year, the additional payment will be reduced one dollar for every dollar that ARS is short of the performance criteria. However, if ARS exceeds its performance in a following year, it can make up the shortfall from the prior year. Based on 1998 performance criteria, the Company owes the former shareholders of ARS a total of approximately $496,000 for 1998. The excess of the initial purchase price of $7 million, plus any additional purchase price payments, over the net book value of the net assets acquired has been allocated to the tangible and intangible assets based on the Company's estimate of the fair market value of the net assets acquired. The operating results of ARS and BP have been included in the Company's consolidated financial statements since the date of acquisition.

         ACQUISITION OF PRO-MOTION. On April 10, 1998, the Company acquired 100% of the outstanding common stock of Pro-Motion, an entity previously owned by a director, race team owner and stockholder, for $534,000 in cash. Pro-Motion operates the KOOL/Toyota Atlantic Championship open-wheel series, a support series to CART. The excess of the initial purchase price over the net book value of the net assets acquired has been allocated to the tangible and intangible assets based on the Company's estimate of the fair market value of the net assets acquired. The operating results of Pro-Motion have been included in the Company's consolidated financial statements since the date of acquisition.

         PRO FORMA RESULTS. The following unaudited pro forma summary for the year ended December 31, 1997 and 1998 assume the acquisitions of ARS, BP and Pro-Motion occurred as of January 1, 1997 and 1998.

                                                                        YEAR ENDED DECEMBER 31,
                                                                         1997               1998
                                                                         ----               ----
                                                                     (IN THOUSANDS, EXCEPT EARNINGS
                                                                               PER SHARE)
                             -----------------------------------------------------------------------
                             Revenues                                  $    49,628       $    63,863
                             Net income (loss)                              (3,999)           15,196
                             Earnings per share:
                                      Basic                            $      (.38)      $      1.06
                                                                       ============      ===========
                                      Diluted                          $      (.38)      $      1.05
                                                                       ============      ===========

         Pro forma adjustments of $19.4 million ($12.6 million net of tax) for 1997 have also been made to reduce certain benefits paid to franchise members, including the reimbursement of travel expenses for $2.2 million, director's fees for $214,000 and other race related payments for $17 million in connection with the Company's reorganization, effective January 1, 1998 (see Note 15).


3.  SHORT-TERM INVESTMENTS


         The following is a summary of the estimated fair value of available-for-sale short-term investments by balance sheet classification:

                                                                                      GROSS UNREALIZED
DECEMBER 31, 1998                                                                 -------------------------
(IN THOUSANDS)                                       COST         FAIR VALUE         GAIN          LOSS
-----------------------------------------------------------------------------------------------------------
Commercial paper                                     $33,168           $33,487         $319      $       -
U.S. agencies securities                              20,034            20,047           13              -
Corporate bonds                                        8,078             8,076            -              2
                                                  -----------    --------------    ---------     ----------
Total short-term investments                         $61,280           $61,610         $332      $       2
                                                  ===========    ==============    =========     ==========

         Contractual maturities range from less than one year to two years. The weighted average maturity of the portfolio does not exceed one year.

4.  NOTE RECEIVABLE

         In May 1998, the Company entered into an agreement with a promoter whereby the Company provided financing for certain expenses associated with a CART sanctioned event in Brazil. The original amount of the note receivable of $4.1 million related to costs incurred by the Company during the 1998 event and will be repaid in five equal annual installments of $824,000 over the life of the sanction agreement through the year 2003. The receivable has a stated 5% per annum interest rate and approximately $1.0 million of the receivable plus the annual sanction fee will be substantially secured each year by a separate letter of credit issued annually by the City of Rio de

Janeiro, Brazil. The letter of credit relating to the 1999 event has been issued. Based on estimated market discount rates, the carrying value of this receivable approximates its fair value.

5.  PROPERTY AND EQUIPMENT

         Property and equipment consists of the following at December 31:

                                                 (IN THOUSANDS)
                                       -----------------------------------
                                            1997                1998
                                       ---------------     ---------------
    Engines                             $           -       $       2,296
    Equipment                                   1,570               2,381
    Furniture and fixtures                        329                 359
    Vehicles                                    1,616               1,959
    Other                                         228                 121
                                       ---------------     ---------------
    Total                                       3,743               7,116
    Less accumulated depreciation             (1,507)             (2,090)
                                       ---------------     ---------------

    Property and equipment (net)        $       2,236       $       5,026
                                       ===============     ===============

         During 1997 and 1998, the Company received vehicles worth approximately $79,000 and $69,000, respectively, in exchange for sponsorship privileges to the providers.

6.  OPERATING LEASES

         The Company has entered into various non-cancelable operating leases for office space and equipment which expire through 2003. Total rent expense was approximately $194,000, $345,000 and $421,000 for 1996, 1997 and 1998,
respectively.

         Approximate future minimum lease payments under noncancelable operating leases are as follows:

YEAR ENDING DECEMBER 31:         (IN THOUSANDS)
         1999                    $          443
         2000                               440
         2001                               352
         2002                               118
         2003                                 2
                                 --------------
Total                            $        1,355
                                 ==============

7.  INCOME TAXES

         Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

         Realization of the Company's deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized.

         The tax effects of temporary differences giving rise to deferred tax assets and liabilities at December 31 are as follows:

                                                     1997       1998
                                                   -------    -------
                                                     (IN THOUSANDS)
Deferred tax assets:
    Allowance for doubtful accounts                $    --    $   114
    Accrued race expense and points award            3,446         --
    Net operating loss carryforwards                 1,186         --
    Alternative minimum tax credit carryforwards        44         --
    Pension liability                                    8         --
    State taxes                                        (22)         5
    Other                                               21         --
                                                   -------    -------
       Total                                         4,683        119
    Current portion                                  4,683        119
                                                   -------    -------
    Non-current portion                            $    --    $    --
                                                   =======    =======

Deferred tax liabilities:
    Basis difference in fixed assets               $    --    $  (195)
                                                   -------    -------
    Amortization of goodwill                            --        (64)
                                                   -------    -------
       Total                                            --       (259)
    Current portion                                     --         --
    Non-current portion                            $    --    $  (259)
                                                   =======    =======

The provision (credit) for income taxes consists of the following at December
31:

                                   1996       1997       1998
                                 -------    -------    -------
                                          (IN THOUSANDS)
Current                          $    25    $   158    $ 3,745
Deferred (credit)                   (204)    (3,581)     4,823
                                 -------    -------    -------
Total                            $  (179)   $(3,423)   $ 8,568
                                 =======    =======    =======

         The reconciliation of income tax expense (benefit) computed at the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows:

                                        1996       1997       1998
                                     --------   --------   --------
Tax at U.S. federal statutory rate      (34.0)%    (34.0)%     34.0%
State income tax                         --         --          1.9
Meals and entertainment                   6.5        0.1        0.3
Compensation expense                     --         17.3       --
Other                                    (7.1)       0.2       --
                                     --------   --------   --------
Total                                   (34.6)%    (16.4)%     36.2%
                                     ========   ========   ========


         Additional compensation expense recorded for consolidated financial statement purposes in connection with common stock issued to race teams in December 1997, exceeded the Company's deductible amount for federal income tax purposes.

8.  EMPLOYEE BENEFIT PLANS

         During 1991, the Company indicated its intent to terminate its defined benefit pension plan. The plan assets were frozen and remained in trust until September 30, 1998, at which time the assets were distributed to the participants of the plan. There was no liability at December 31, 1998. The Company incurred no additional expense as a result of the termination.

         In addition, the Company began a 401(k) savings plan (the "plan") in 1991. Contributions to the plan are in the form of employee salary deferral, subject to discretionary employer matching contributions. The Company's contributions to the plan were approximately $25,000, $50,000 and $81,000 in 1996, 1997 and 1998, respectively.

9.  DEBT

         At December 31, 1997 and 1998, the Company had an unused bank line of credit of $1.5 million. There were no amounts outstanding at December 31, 1997 and 1998. Advances on the line of credit are payable on demand, with interest at the bank's prime rate. The line of credit is secured by the Company's deposits with the bank.

         At December 31, 1998, the Company has a five-year note payable to a bank with an original face value of $650,000, with interest at 8.25%; payable in monthly installments of $11,000, plus interest through May 2001. The note payable is secured by the Company's mobile medical unit. The carrying amount of the note payable approximates its fair value. Future payments under the above agreement are as follows:

                                             (IN THOUSANDS)
                                             --------------
          1999                                        $ 130
          2000                                          130
          2001                                           54
                                                      -----
              Total                                     314
          Less current portion                          130
                                                      -----
          Long-term portion                           $ 184
                                                      =====

10.  COMMITMENTS AND CONTINGENCIES

         REVENUE AGREEMENTS. The Company has entered into promoter, sponsorship and television agreements that extend through various dates, with the longest date expiring in the 2007 racing season. Under the promoter agreements, the Company is obligated to sanction CART Championship racing events and provide related race management functions. Under the sponsorship agreements, the Company grants certain corporations official sponsorship status. In return the corporations receive recognition and status rights, event rights and product category exclusivity rights. Television agreements with various broadcast companies include production, sales and worldwide distribution of the Company's events.

         INSURANCE. The Company is self-insured for the deductible amount ($50,000) on an insurance policy which provides accident medical expense benefits for participants of CART sanctioned races. Losses above the deductible amount are covered by the insurance policy.

         EMPLOYMENT AGREEMENTS. The Company has employment agreements with several of its officers. The employment agreements expire at various dates through December 2001. Certain of the employment agreements provide for a multiple of the individual's base salary in the event there is a termination of their employment as a result of a change in control in the Company.

         LITIGATION. In January 1996, a lawsuit was filed against the Company by one of its stockholders and a related company. The lawsuit alleged antitrust and anti-competitive violations as well as damage of reputation. In December 1996, the Company settled the lawsuit and other related litigation. Included in the settlement amount was the redemption of common stock and related Franchise Fund Liability. Expenses incurred in 1996 and included in administrative and indirect expenses include approximately $1,734,000 related to litigation expense and the settlement of lawsuits.

         During a CART race at the Michigan Speedway in July 1998, a race car was involved in a racing incident that propelled a tire and suspension parts into the grandstands. Three spectators were killed and six other people reported minor injuries. No claims have been made against the Company, and the Company does not believe that it is liable for this incident. The Company requires each promoter to indemnify the Company against any liability for personal injuries sustained at such promoter's racing event. In addition, the Company requires each promoter to carry a minimum of $10.0 million ($20.0 million in 1999) in liability insurance, naming the Company as a named insured. The Company also maintains a $15.0 million umbrella policy.

11.  STOCK OPTION PLAN

         In December 1997, the Board of Directors of the Company (the "Board") authorized, and the stockholders of the Company approved, a stock incentive plan for executive and key management employees of the Company and its subsidiaries, including a limited number of outside consultants and advisors, effective as of the completion of the initial public offering ("IPO") (the "Stock Option Plan"). Under the Stock Option Plan, key employees, outside consultants and advisors (the "Participants") of the Company and its subsidiaries (as defined in the Stock Option Plan) may receive awards of stock options (both Nonqualified Options and Incentive Options, as defined in the Stock Option Plan). A maximum of 2,000,000 shares of common stock are subject to the Stock Option Plan. Options granted vest pro-rata over a three-year period. No stock option is exercisable after ten years from the date of the grant, subject to certain conditions and limitations. The purpose of the Stock Option Plan is to provide the Participants (including officers and directors who are also key employees) of the Company and its subsidiaries with an increased incentive to make significant contributions to the long-term performance and growth of the Company and its subsidiaries. Concurrent with the IPO, an aggregate 1,088,100 options to acquire common stock were granted under the Stock Option Plan at the initial offering price of $16.00 per share. In March 1999, 100,250 options were granted to employees under the Stock Option Plan at an exercise price of $27.50 per share.

         In addition, in December 1997, the Board and the stockholders of the Company approved a Director Option Plan permitting the granting of non-qualified stock options ("Director NQSOs") for up to 100,000 shares of common stock to directors of the Company who are neither employees of the Company nor affiliates of a race team which participates in CART race events (an "Independent Director"). Each person who is first elected or appointed to serve as an Independent Director of the Company is automatically granted an option to purchase 10,000 shares of Company common stock. In addition, each individual who is re-elected as an Independent Director is automatically granted an option to purchase 5,000 shares of Company common stock each year on the date of the annual meeting of stockholders. Each of the options automatically granted upon election, appointment or re-election as an Independent Director are exercisable at a price equal to the fair market value of the common stock on the date of grant. In addition, each Independent Director may elect to receive stock options in lieu of any director's fees payable to such individuals.

         All Director NQSOs are immediately exercisable upon grant. The exercise price for all options may be paid in cash, shares of common stock of the Company or other property. If an Independent Director dies or becomes ineligible to participate in the Director Option Plan due to disability, his Director NQSOs expire on the first anniversary of such event. If an Independent Director retires with the consent of the Company, his Director NQSOs expire 90 days after his retirement. In no event may a Director NQSO be exercised more than ten years from the date of grant. As of December 31, 1998, there were 10,000 Director NQSOs issued and outstanding. In January 1999, an additional 10,000 Director NQSOs were issued and outstanding.

         In addition to the plans described above, 100,000 stock options were issued in connection with the acquisition of ARS and BP (see Note 2).

         The following table summarizes information about stock options outstanding at December 31, 1998:

                                                         WEIGHTED
                                                          AVERAGE             WEIGHTED
                                         NUMBER OF       REMAINING            AVERAGE
                                           SHARES          LIFE            EXERCISE PRICE
                                         ---------       ---------         --------------
Options outstanding December 31, 1997        --               --              $    --
Granted                                  1,198,100           4.2                16.02
Exercised                                    --               --                   --
Forfeited                                      600            --                16.02
                                         ---------         -----              -------
Options outstanding December 31, 1998    1,197,500           4.2              $ 16.02
                                         =========         =====              =======
(10,000 are exercisable)

     The weighted average per share fair value of options granted at market value was $5.74 in 1998.

     At December 31, 1998, an additional 1,002,500 shares were reserved for issuance under all Company plans.

     SFAS No. 123 "Accounting for Stock Based Compensation" requires the recognition of compensation expense for equity investments that are issued for consideration other than employee services based upon the fair value of the common stock issued. The fair value of the Company's Common Stock has been measured on the date new Franchise Members become eligible to acquire such stock. Compensation expense of $1.2 million and $12.2 million has been recorded for the years ended 1996 and 1997 respectively, related to certain shares that became eligible for purchase based upon eligibility requirements met during 1996 and 1997.

     As permitted by SFAS No. 123, the Company has chosen to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") in accounting for its stock options granted to employees and directors. Under APB No. 25, the Company does not recognize compensation expense on the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date.

     However, as required by SFAS No. 123, the Company has calculated pro forma information as if it had determined compensation cost based on the fair value at the grant date for its stock options granted to employees and directors. In accordance with SFAS No. 123, the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for pro forma purposes with the following assumptions used for all grants: expected volatility 30%, expected dividend yield of 0%, risk free interest rate of 5%, and an expected life of 5 years. Had the Company determined compensation cost based on the fair value at the grant date for its stock under SFAS No. 123, net earnings and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

                               (IN THOUSANDS,
                         EXCEPT EARNINGS PER SHARE)

                   NET EARNINGS                          1998
                   ------------                          -----
            As reported                                 $15,089
                                                        =======
            Pro forma                                   $14,054
                                                        =======
            DILUTED EARNINGS PER SHARE
            As reported                                 $  1.05
                                                        =======
            Pro forma                                   $   .97
                                                        =======

12.  COMMON STOCK

     During 1996, the Company redeemed 2,000,000 shares of common stock for $1.4 million (including $480,000 representing a refund of Membership Deposits or Franchise Fund Liability), and sold 1,200,000 shares of common stock for $990,000 (including $360,000 representing Membership Deposits). A total of 800,000 of the shares of common stock were redeemed for $600,000 (including $240,000 representing a refund of Membership Deposits or Franchise Fund Liability), which was used to offset a note receivable from a stockholder as of December 31, 1995.

     In January 1997, the Company redeemed 400,000 shares of common stock for $330,000 (including $120,000 representing a refund of Membership Deposits or Franchise Fund Liability). In January and February 1997, the Company issued 1,200,000 shares of common stock for $1.2 million (including $360,000 representing Membership Deposits). In December 1997, the Company issued 1,400,000 shares for $1.8 million.

     In March 1998, at the request of a race team owner, the Company rescinded the sale of an aggregate of 66,666 shares of common stock it issued in December 1997 at a total price of $151,000.

13.  SEGMENT REPORTING

         The Company has one reportable segment, racing operations.

         This reportable segment encompasses all the business operations of organizing, marketing and staging all of our open-wheel racing events.

         The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company's long lived assets are substantially used in the racing operations segment in the United States. The Company evaluates performances based on income before income taxes.

                             Year Ended December 31,
                             -----------------------
(IN THOUSANDS)                                 Racing Operations      Other*        Totals
--------------                                 -----------------      ------        ------
1996
----
Revenues                                         $ 41,124            $   --       $ 41,124
Interest income (net)                                 280                --            280
Depreciation and amortization                         685                --            685
Segment loss before income taxes                     (517)               --           (517)

1997
----
Revenues                                         $ 40,867             $  578      $ 41,445
Interest income (expense) (net)                       331                 (2)          329
Depreciation and amortization                         531                 18           549
Segment loss before income taxes                  (20,432)              (515)      (20,947)

1998
----
Revenues                                         $ 61,056             $1,474      $ 62,530
Interest income (expense) (net)                     3,234                (36)        3,198
Depreciation and amortization                         750                 29           779
Segment income before income taxes                 23,657                 --        23,657


*Segment is below the quantitative thresholds for determining reportable segments and commenced operations on January 1, 1997. This segment is related to the Company's licensing royalties.


Reconciliations to consolidated financial statement totals at December 31 are as follows:

    (IN THOUSANDS)
    --------------
                                                    1997              1998
                                               ---------------     ------------
    Total assets for reportable segment             $  11,599        $  95,851
    Other assets                                          749            1,335
                                               ---------------     ------------

    Total consolidated assets                       $  12,348        $  97,186
                                               ===============     ============

    Total liabilities for reportable segment        $  14,996        $   9,617
    Other liabilities                                     397            1,350
                                               ---------------     ------------

    Total consolidated liabilities                  $  15,393        $  10,967
                                               ===============     ============


Domestic and foreign revenues, which are allocated to each country based on sanction fees, sponsorship revenues and television revenues, for each of the three years ended December 31 were as follows:

     (IN THOUSANDS)
     --------------
                                    -----------    ------------    -----------
                                       1996           1997            1998
                                    -----------    ------------    -----------
     United States                  $   30,355       $  28,888      $  42,105
     Canada                              4,499           5,336          7,828
     Other foreign countries             6,270           7,221         12,597
                                    -----------    ------------    -----------
     Total                          $   41,124       $  41,445      $  62,530
                                    ===========    ============    ===========

14.  EARNINGS (LOSS) PER SHARE

         Basic earnings per share ("EPS") excludes dilution and is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings. Shares contingently issuable relate to shares that would have been outstanding under certain stock option plans (see Note 11) upon the assumed exercise of dilutive stock options.

                                                                          YEAR ENDED DECEMBER 31,
                                                                  1996              1997             1998
                                                                  ----              ----             ----
                                                                 (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

        Net income (loss)                                        $   (338)       $   (17,524)      $   15,089
                                                               ============     ==============    ============

        Basic EPS:
            Weighted average common shares outstanding               9,400             10,200          14,190
                                                               ============     ==============    ============
            Net earnings (loss)  per common share, basic        $    (.04)       $     (1.72)      $     1.06
                                                               ============     ==============    ============

        Diluted EPS:
            Weighted average common shares outstanding               9,400             10,200          14,190
            Shares contingently issuable                                --                 --             231
                                                               ------------     --------------    ------------
            Shares applicable to diluted earnings                    9,400             10,200          14,421
                                                               ============     ==============    ============
            Net earnings (loss)  per common share, diluted      $    (.04)       $     (1.72)      $     1.05
                                                               ============     ==============    ============

15.  RELATED PARTY TRANSACTIONS

         The Company receives sanction fees from seven related parties. Total sanction fee revenue related to these entities for 1996, 1997 and 1998 was approximately $3.9 million, $5.2 million and $8.1 million, respectively. No sanction fees from a single related entity provided more than 10% of the Company's revenues in 1996, 1997 and 1998.

         The Company rented track facilities from a related party. Total track rental expense related to this entity for 1996, 1997 and 1998 was approximately $1.2 million, $0 and $62,000, respectively.

         At December 31, 1997 and 1998, the Company has accounts receivable of approximately $190,000 and $1.7 million, respectively, due from related parties.

         The Company receives entry fees and other race-related income to participate in the CART Championship from certain related parties. Such fees received from certain franchise members amounted to $80,000, $150,000 and $1.3 million in 1996, 1997 and 1998, respectively.

         The Company disburses purse winnings and awards to nine related parties. Total purse winnings related to these entities for 1996, 1997 and 1998 were $10.8 million, $9.0 million and $10.8 million, respectively.

         The Company paid for at-track rights to six related parties in order to satisfy contractual obligations with certain sponsors. Total at-track rights related to these entities for 1996, 1997 and 1998 were $0, $500,000 and $1.2 million, respectively.

         The Company paid royalties to nine related parties. Total royalties paid to these entities for 1996, 1997 and 1998 were $0, $173,000 and $495,000, respectively.

         At December 31, 1997 and 1998, the Company has accounts payable and royalties payable of approximately $6.6 million and $306,000, respectively, due to related parties.

         An officer of the Company is a principal in a law firm which received fees for legal services provided to the Company. Such fees amounted to approximately $129,000, $133,000 and $127,000 in 1996, 1997 and 1998,
respectively.

         In connection with the Reorganization, effective January 1, 1998, the Company and the existing franchise race teams entered into an agreement on December 19, 1997 whereby reimbursements for travel expenses, directors fees and race-related payments were discontinued. These payments approximated $8.5 million and $19.4 million for the years 1996 and 1997, respectively. Such agreement expires in December 2000. Because each franchise member is also a stockholder of the Company, the agreement constitutes a related party transaction.

16.  SUBSEQUENT EVENTS (UNAUDITED)

         Effective December 31, 1998, the president of CART Licensed Products, L.P. resigned from his position. The Company is negotiating to purchase his 45 percent interest in CART Licensed Products, L.P.

-------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE COMMON STOCK OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

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                                                     1,866,500 SHARES


                                                          [LOGO]

                                                     CHAMPIONSHIP AUTO
                                                    RACING TEAMS, INC.


                                                       COMMON STOCK


                                                        PROSPECTUS



                                                 JEFFERIES & COMPANY, INC.
                                                    J.C. BRADFORD & CO.

                                                                 1999




                     TABLE OF CONTENTS

                                                      Page
                                                      ----
Prospectus Summary..................................  1
Risk Factors........................................  5
Forward-Looking Statements..........................  10
Use of Proceeds.....................................  11
Price Range of Common Stock and Dividend Policy.....  11
Selected Consolidated Financial and Operating Data..  12
Management's Discussion and Analysis of Financial     13
    Condition and Results of Operations.............
Auto Racing Industry Overview.......................  21
Business............................................  24
Principal Stockholders..............................  36
Selling Stockholders................................  37
Underwriting........................................  38
Legal Matters.......................................  39
Experts.............................................  39
Where You Can Find More Information.................  40
Index to Financial Statements.......................  F-1


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

         The following is an estimated statement of expenses payable in connection with the issuance and sale of the securities being registered, other than underwriting discounts and commissions:

         Securities and Exchange Commission Registration Fee    $   17,268
         National Association of Securities Dealers, Inc. Fee   $    6,000
         Accounting Fees and Expenses                           $   25,000
         Printing Expenses                                      $   70,000
         Blue Sky Filing Fees                                   $    5,000
         Legal Fees and Expenses                                $   80,000
         Miscellaneous                                          $    6,732
                                                                 ---------

         TOTAL                                                  $  210,000
                                                                ==========

Item 14. Indemnification of Directors and Officers.

         Under provisions of the Certificate of Incorporation and By-laws of the Company, each person who is or was a director or officer of the Company shall be indemnified by the Company as a matter of right to the full extent permitted by law. The effects of the Certificate of Incorporation, By-laws and General Corporation Law of Delaware may be summarized as follows:

         (a) Under Delaware law, to the extent that such a person is successful on the merits in defense of a suit or proceeding brought against him by reason of the fact that he is a director or officer of the Company, he shall be indemnified against expenses (including attorneys' fees) reasonably incurred in connection with such action.

         (b) If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such suit is settled, such person shall be indemnified under such law against both (1) expenses (including attorneys' fees) and (2) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, had no reason to believe his conduct was unlawful.

         (c) If unsuccessful in a defense of a suit brought by or in the right of the Company, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company except that if such a person is adjudged to be liable in a suit in the performance of his duty to the Company, he cannot be made whole even for expenses unless the court determines that he is fairly and reasonably entitled to indemnify for such expenses.

         (d) The Company may not indemnify a person in respect of a proceeding described in (b) or (c) above unless it is determined that indemnification is permissible because the person has met the prescribed standard of conduct by any one of the following: (i) the Board of Directors, by a majority vote of a quorum consisting of directors not at the time parties to the proceeding, (ii) if a quorum of directors not parties to the proceeding cannot be obtained, or, if obtainable but the quorum so directs, by independent legal counsel selected by the Board of Directors or the committee thereof, or (iii) by the stockholders.

Item 16.  Exhibits and Financial Statement Schedules.

(a)      Exhibits

 1.1     Form of Underwriting Agreement*
 3.1     Certificate of Incorporation of the Company filed December 8, 1997**
 3.2     Bylaws of the Company**
 4.1     Form of Common Stock Certificate **
 5.1     Form of Opinion of Kegler, Brown, Hill & Ritter Co., L.P.A.
23.1     Consent of Deloitte & Touche LLP
23.2     Consent of Kegler, Brown, Hill & Ritter Co., L.P.A.
24.1 Powers of Attorney (contained in the Signature Section of the Original Registration Statement)
27.1     Financial Data Schedule
---------------------------------
*    To be filed by amendment.
** Incorporated by reference to exhibits to our Registration Statement on Form S-1 (Registration No. 333-43141)

(b)      Financial Statement Schedule


Item 17.  Undertakings.

         (a)      The undersigned Registrant hereby undertakes:

                  (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Championship Auto Racing Teams, Inc., a corporation organized and existing under the laws of the State of Delaware, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 9th day of April, 1999.

                                    CHAMPIONSHIP AUTO RACING TEAMS, INC.


                                    By:  s/ Andrew H. Craig
                                    -------------------------------------------
                                       Andrew H. Craig, Chief Executive Officer


         KNOW ALL MEN BY THESE PRESENTS: That the undersigned hereby appoints Andrew H. Craig, Randy K. Dzierzawski, Jack A. Bjerke and Amy M. Shepherd, and any of them, any of whom may act without the joinder of the others, as his true and lawful attorney-in-fact, with full power of substitution and resubstitution, for him, and in his stead, in his capacity as an officer or director, or both, of Championship Auto Racing Teams, Inc., a Delaware corporation, to sign a registration statement on Form S-3 or other form registering under the Securities Act of 1933, as amended, its shares of common stock and any and all amendments thereto, including post-effective amendments to the registration statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed on April 8, 1999 by the following persons in the capacities indicated:

SIGNATURE                                        TITLE
---------                                        -----

/s/ Andrew H. Craig                     Chief Executive Officer, Director
------------------------
Andrew H. Craig

/s/ Randy K. Dzierzawski                Chief Financial and Accounting Officer
------------------------
Randy K. Dzierzawski

/s/ Gerald Forsythe                     Director
------------------------
Gerald Forsythe

/s/ Floyd R. Ganassi, Jr.               Director
------------------------
Floyd R. Ganassi, Jr.

/s/ Carl A. Haas                        Director
------------------------
Carl A. Haas

/s/ James F. Hardymon                   Director
------------------------
James F. Hardymon

/s/ Bruce R. McCaw                      Director
-----------------------
Bruce R. McCaw

/s/ Don Ohlmeyer, Jr.                                Director
-----------------------
Don Ohlmeyer, Jr.

/s/ U.E. Patrick                                     Director
-----------------------
U.E. Patrick

/s/ Robert W. Rahal                                  Director
-----------------------
Robert W. Rahal

/s/ Derrick Walker                                   Director
-----------------------
Derrick Walker

                                   SCHEDULE II



                      CHAMPIONSHIP AUTO RACING TEAMS, INC.
                        VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996.
                                 (IN THOUSANDS)





                                                               CHARGED                             BALANCE
                                             BEGINNING         TO COSTS                           AT END OF
DESCRIPTION                                  OF PERIOD        AND EXPENSES     DEDUCTIONS (1)       PERIOD
-----------                                  ---------        ------------     --------------       ------
Allowance for doubtful
 accounts (deducted from
 accounts receivable):
    Year Ended December 31, 1998.......       $  --             $  436             $  130         $  306
    Year Ended December 31, 1997.......          --                 --                 --             --
    Year Ended December 31, 1996.......          --                 --                 --             --
-------------------
(1) Accounts deemed to be uncollectible.